

Shin Corporation Public Company Limited and its Subsidiaries

Annual financial statements
and
Audit report of Certified Public Accountant

For the years ended 31 December 2009 and 2008



KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Audit report of Certified Public Accountant

To the shareholders of Shin Corporation Public Company Limited

I have audited the accompanying consolidated and separate balance sheets as at 31 December 2009 and 2008, and the related statements of income, changes in equity and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and separate financial statements referred to above present fairly, in all material respects, the financial positions as at 31 December 2009 and 2008 and the results of operations and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted accounting principles.

As mentioned in notes to the financial statements No. 2(b) and 30(d), as at 31 December 2009, ITV's current liabilities exceed its current assets by an amount of Baht 3,036 million and there is a deficit in excess of the share capital of an amount of Baht 3,036 million and ITV 's Television Broadcasting Station under a UHF Radio-Television Broadcasting Agreement ("Operating Agreement") was revoked by the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO") as ITV did not pay the unpaid operating fee totalling Baht 2,210 million and the interest on the total unpaid operating agreement fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million





and adjust television programs fee. Subsequently, ITV ceased its operations and delivered their assets under the operating agreement to PMO. ITV has filed statements of claim regarding the unpaid operating agreement totalling Baht 2,210 million plus the interest and adjust television programs fee to the arbitration process. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern. I have expressed a disclaimer of opinion on the ITV 2009 and 2008 financial statements due to the significance of the matters mentioned above. Assets and liabilities of ITV included in the consolidated financial statements as at 31 December 2009, represent 1.84% *(2008: 1.77%)* and 25.47% *(2008: 22.34%)* of consolidated total assets and liabilities, respectively and the net value of asset of ITV included in the Company financial statements as at 31 December 2009 and 2008 is nil.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
22 February 2010

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 31 December 2009 and 2008

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	2009	2008	2009	2008
			(in Baht)		
Current assets					
Cash and cash equivalents	*5*	1,791,391,958	2,728,059,285	897,125,214	791,864,321
Current investments	*6*	1,915,827,783	1,442,364,234	721,165,752	934,639,153
Trade accounts, notes receivable and accrued income	*7*	1,381,069,998	1,487,435,465	-	-
Amounts due from, advances and loans to related parties	*4*	1,102,376	70,878,988	-	-
Inventories	*8*	432,647,378	545,076,713	-	-
Other current assets	*9*	501,532,366	500,531,096	17,654,734	17,886,140
Total current assets		**6,023,571,859**	**6,774,345,781**	**1,635,945,700**	**1,744,389,614**
Non-current assets					
Investments in subsidiaries, associates and jointly-controlled entities	*10*	30,739,709,506	31,237,536,630	12,502,395,997	12,502,395,997
Long-term invesments	*6*	226,048,460	25,000,000	226,048,460	25,000,000
Property and equipment	*12*	6,114,117,053	5,608,172,790	29,189,968	40,452,510
Property and equipment under operating agreements	*13*	15,527,561,717	17,068,637,158	-	-
Intangible assets	*14*	1,381,171,225	1,412,506,517	8,919,567	11,515,322
Deferred tax assets	*15*	868,080,777	569,776,054	-	-
Other non-current assets		659,904,879	563,359,087	5,284,691	6,235,723
Total non-current assets		**55,516,593,617**	**56,484,988,236**	**12,771,838,683**	**12,585,599,552**
Total assets		**61,540,165,476**	**63,259,334,017**	**14,407,784,383**	**14,329,989,166**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries
Balance sheets
As at 31 December 2009 and 2008

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	2009	2008	2009	2008
			(in Baht)		
Current liabilities					
Bank overdrafts and short-term loans from financial institutions	*16*	81,337,973	296,201,798	-	-
Trade accounts and notes payable	*17*	676,583,696	960,818,895	839,674	839,674
Accounts payable-equipment		152,078,107	215,771,027	-	-
Amounts due to related parties	*4*	2,854,304	4,636,937	2,618,480	7,379,931
Current portion of long-term borrowings	*16*	637,382,646	1,293,743,541	-	225,650
Accrued operating agreement fees		646,054,457	559,545,080	-	-
Provision for unpaid operating agreement fee and interest	*30 d)*	4,156,324,770	3,722,906,962	-	-
Income tax payable		116,903,298	71,738,233	-	-
Other current liabilities	*18*	783,968,233	765,534,922	45,929,653	57,559,334
Total current liabilities		**7,253,487,484**	**7,890,897,395**	**49,387,807**	**66,004,589**
Non-current liabilities					
Long-term borrowings	*16*	8,076,016,524	7,726,439,450	-	429,605
Deferred tax liabilities	*15*	145,589,152	139,530,863	-	-
Long-term account payable-equipment		761,252,273	816,746,710	-	-
Other non-current liabilities		121,520,463	120,734,188	-	-
Total non-current liabilities		**9,104,378,412**	**8,803,451,211**	**-**	**429,605**
Total liabilities		**16,357,865,896**	**16,694,348,606**	**49,387,807**	**66,434,194**




SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries
Balance sheets
As at 31 December 2009 and 2008

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	2009	2008	2009	2008
			(in Baht)		
Equity					
Share capital	*19*				
Authorised share capital		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and paid-up share capital		3,201,066,604	3,201,066,604	3,201,066,604	3,201,066,604
Reserves	*19, 20*				
Share premium		10,197,303,923	10,197,303,923	10,197,303,923	10,197,303,923
Unrealised gain on dilution of investments in a subsidiary and associates		4,176,482,535	4,088,352,032	-	-
Unrealised gain (loss) from revaluation of investments		7,115,964	4,566,484	(71,827)	-
Currency translation defferences		(58,841,624)	(55,665,730)	-	-
Retained earnings					
Appropriated					
Legal reserve		500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		17,946,899,083	19,133,557,654	460,097,876	365,184,445
Total equity attributable to equity holders of the Company		**35,970,026,485**	**37,069,180,967**	**14,358,396,576**	**14,263,554,972**
Minority interests		9,212,273,095	9,495,804,444	-	-
Total equity		**45,182,299,580**	**46,564,985,411**	**14,358,396,576**	**14,263,554,972**
Total liabilities and equity		**61,540,165,476**	**63,259,334,017**	**14,407,784,383**	**14,329,989,166**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries
Statements of income
For the years ended 31 December 2009 and 2008

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
			(in Baht)		
Revenues	*21*				
Revenues from sales of goods and rendering of services		8,533,164,805	8,917,644,052	-	-
Dividends income		-	-	8,007,379,383	8,003,385,306
Net foreign exchange gain		465,015,201	-	-	-
Other income	*22*	104,847,548	173,968,242	37,941,541	64,297,756
Share of profits of associates		7,465,463,970	6,784,675,883	-	-
Total revenues		**16,568,491,524**	**15,876,288,177**	**8,045,320,924**	**8,067,683,062**
Expenses	*21*				
Cost of sales of goods and rendering of services		6,806,265,884	7,023,913,999	-	-
Operating agreement fee		538,625,427	485,731,246	-	-
Loss on provision for unpaid operating agreement fee and interest	*30 d)*	433,417,808	433,417,808	-	-
Selling expenses		250,576,329	286,035,288	-	-
Administrative expenses		1,195,717,112	1,396,671,847	180,652,977	164,125,975
Net foreign exchange loss		-	369,390,747	-	-
Impairment loss on investment in a subsidiary		-	60,097,701	-	86,913,500
Management benefit expenses	*4*	136,076,101	221,228,675	87,133,850	105,413,000
Total expenses		**9,360,678,661**	**10,276,487,311**	**267,786,827**	**356,452,475**
Profit before finance costs and income tax expenses		**7,207,812,863**	**5,599,800,866**	**7,777,534,097**	**7,711,230,587**
Finance costs		(1,087,973,749)	(635,338,744)	(80,841)	(66,674)
Profit before income tax expense		**6,119,839,114**	**4,964,462,122**	**7,777,453,256**	**7,711,163,913**
Income tax expense	*25*	98,976,062	248,777,121	-	-
Profit for the year		**6,218,815,176**	**5,213,239,243**	**7,777,453,256**	**7,711,163,913**
Attributable to:					
Equity holders of the Company		6,495,881,254	5,649,358,272	7,777,453,256	7,711,163,913
Minority interest		(277,066,078)	(436,119,029)	-	-
		6,218,815,176	**5,213,239,243**	**7,777,453,256**	**7,711,163,913**
Earnings per share	*27*				
Basic		2.03	1.76	2.43	2.41
Diluted		2.03	1.76	2.43	2.41


SHIN
CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the years ended 31 December 2009 and 2008

		Consolidated financial statements									
		Equity attributable to equity holders of the Company									
							Retain earnings				
	Note	Issued and paid-up share capital	Premium on share capital	*Unrealised gain on dilution from investments*	Unrealised *gain from* revaluation of investment	Currency translation difference	Legal reserve	Unappropriated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
Balance at 1 January 2008		**3,196,857,425**	***10,149,870,686***	**3,998,014,312**	**-**	***(99,286,160)***	**500,000,000**	**22,127,020,909**	**39,872,477,172**	**9,849,000,561**	**49,721,477,733**
Unrealised gain on dilution of investments in subsidiary and associate		-	-	90,337,720	-	-	-	-	90,337,720	-	90,337,720
Unrealised gain from revaluation of investments		-	-	-	4,566,484	-	-	-	4,566,484	-	4,566,484
Translation of financial statement differences		-	-	-	-	43,620,430	-	-	43,620,430	-	43,620,430
Minority interests increased during the year		-	-	-	-	-	-	-	-	82,922,912	82,922,912
Net income recognised directly in equity		-	-	90,337,720	4,566,484	43,620,430	-	-	138,524,634	82,922,912	221,447,546
Profit (loss) for the year		-	-	-	-	-	-	5,649,358,272	5,649,358,272	(436,119,029)	5,213,239,243
Total recognised income and (expense)		**-**	**-**	**90,337,720**	**4,566,484**	**43,620,430**	**-**	**5,649,358,272**	**5,787,882,906**	**(353,196,117)**	**5,434,686,789**
Dividends	*28*	-	-	-	-	-	-	(8,642,821,527)	(8,642,821,527)	-	(8,642,821,527)
Issue of share capital											
Increased in share capital	*19*	4,209,179	47,433,237	-	-	-	-	-	51,642,416	-	51,642,416
Balance at 31 December 2008		**3,201,066,604**	**10,197,303,923**	**4,088,352,032**	**4,566,484**	**(55,665,730)**	**500,000,000**	**19,133,557,654**	**37,069,180,967**	**9,495,804,444**	**46,564,985,411**




SHIN
CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries
Statements of changes in equity
For the years ended 31 December 2009 and 2008

Consolidated financial statements

	Note	Equity attributable to equity holders of the Company								Minority interests	Total equity
		Issued and paid-up share capital	Premium on share capital	Unrealised gain on dilution from investments	Unrealised gain from revaluation of investment	Currency translation difference	Retain earnings: Legal reserve	Retain earnings: Unappropriated	Total equity attributable to equity holders of the Company		
Balance at 1 January 2009											
as previously reported		3,201,066,604	10,197,303,923	4,088,352,032	25,889	(55,665,730)	500,000,000	19,133,557,654	37,064,640,372	9,495,804,444	46,560,444,816
Prior year adjustment											
Unrealised gain from revaluation of investment		-	-	-	4,540,595	-	-	-	4,540,595	-	4,540,595
Balance at 1 January 2009 as restated		3,201,066,604	10,197,303,923	4,088,352,032	4,566,484	(55,665,730)	500,000,000	19,133,557,654	37,069,180,967	9,495,804,444	46,564,985,411
Unrealised gain on dilution of investments in associates		-	-	88,130,503	-	-	-	-	88,130,503	-	88,130,503
Unrealised gain from revaluation of investments		-	-	-	2,549,480	-	-	-	2,549,480	-	2,549,480
Translation of financial statement differences		-	-	-	-	(3,175,894)	-	-	(3,175,894)	-	(3,175,894)
Minority interests increased during the year		-	-	-	-	-	-	-	-	(6,465,271)	(6,465,271)
Net income recognised directly in equity		-	-	88,130,503	2,549,480	(3,175,894)	-	-	87,504,089	(6,465,271)	81,038,818
Profit (loss) for the year		-	-	-	-	-	-	6,495,881,254	6,495,881,254	(277,066,078)	6,218,815,176
Total recognised income and (expense)		-	-	88,130,503	2,549,480	(3,175,894)	-	6,495,881,254	6,583,385,343	(283,531,349)	6,299,853,994
Dividends	*28*	-	-	-	-	-	-	(7,682,539,825)	(7,682,539,825)	-	(7,682,539,825)
Balance at 31 December 2009		3,201,066,604	10,197,303,923	4,176,482,535	7,115,964	(58,841,624)	500,000,000	17,946,899,083	35,970,026,485	9,212,273,095	45,182,299,580


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries
Statements of changes in equity
For the years ended 31 December 2009 and 2008

				Separate financial statements			
				Unrealised (loss) gain from revaluation of current investment	Retained Earning		Total equity attributable to equity holders of the Company
	Note	Issued and paid-up share capital	Premium on share capital		Legal reserve	Unappro-priated	
				(in Baht)			
Balance at 1 January 2008		**3,196,857,425**	**10,149,870,686**	**-**	**500,000,000**	**1,296,842,059**	**15,143,570,170**
Profit for the year		-	-	-	-	7,711,163,913	7,711,163,913
Total recognised income		**-**	**-**	**-**	**-**	**7,711,163,913**	**7,711,163,913**
Dividends	*28*	-	-	-	-	(8,642,821,527)	(8,642,821,527)
Issue of share capital							
Increased in share capital	*19*	4,209,179	47,433,237	-	-	-	51,642,416
Balance at 31 December 2008		**3,201,066,604**	**10,197,303,923**	**-**	**500,000,000**	**365,184,445**	**14,263,554,972**
Balance at 1 January 2009		**3,201,066,604**	**10,197,303,923**	**-**	**500,000,000**	**365,184,445**	**14,263,554,972**
Total recognised income and (expense)		-	-	(71,827)	-	-	(71,827)
Net expense recognised directly in equity		-	-	(71,827)	-	-	(71,827)
Profit for the year		-	-	-	-	7,777,453,256	7,777,453,256
Total recognised income and (expense)		**-**	**-**	**(71,827)**	**-**	**7,777,453,256**	**7,777,381,429**
Dividends	*28*	-	-	-	-	(7,682,539,825)	(7,682,539,825)
Balance at 31 December 2009		**3,201,066,604**	**10,197,303,923**	**(71,827)**	**500,000,000**	**460,097,876**	**14,358,396,576**




SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the years ended 31 December 2009 and 2008

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in Baht)		
Cash flows from operating activities				
Profit for the year of equity holders of the Company	6,495,881,254	5,649,358,272	7,777,453,256	7,711,163,913
Adjustments for				
Depreciation and amortisation charges	2,810,253,760	2,584,107,003	15,474,116	16,989,004
Interest income	(89,432,626)	(151,838,958)	(35,525,187)	(62,338,192)
Interest expense	349,610,983	457,263,097	25,583	11,237
Income tax expense	(98,976,062)	(248,777,121)	-	-
Impairment loss on investment in a subsidiary	-	60,097,701	-	86,913,500
Share of profit of associates	(7,465,463,970)	(6,784,675,883)	-	-
Dividend income	-	-	(8,007,379,383)	(8,003,385,306)
Unrealised loss on foreign exchange	107,825,735	277,955,577	-	-
Allowance for doubtful accounts	(85,189,530)	169,398,105	-	-
Amortisation cost of loans	494,695,255	111,245,338	-	-
Loss for the year of minority interest	(277,066,078)	(436,119,029)	-	-
Others	59,589,215	146,133,446	2,154,379	4,856,441
	2,301,727,936	1,834,147,548	(247,797,236)	(245,789,403)
Changes in operating assets and liabilities				
Trade accounts, notes receivable and accrued income	191,554,996	(259,154,732)	-	-
Inventories	103,974,144	(30,962,014)	-	-
Other current assets	52,532,099	85,653,133	(2,041,878)	878,114
Other non-current assets	(107,276,303)	(111,859,963)	922,210	(469,287)
Trade accounts and notes payable	(284,235,200)	88,006,125	-	-
Accrued operating agreement fees	519,927,186	463,167,806	-	-
Other current liabilities	12,714,544	(209,684,607)	(13,508,278)	1,928,304
Other non-current liabilities	786,273	210,617,768	-	-
Interest received	98,756,736	186,077,415	37,827,294	61,465,771
Interest paid	(334,830,171)	(477,523,721)	(25,583)	(11,237)
Income tax paid	(220,886,099)	(116,175,246)	-	-
Net cash provided by (used in) operating activities	**2,334,746,141**	**1,662,309,512**	**(224,623,471)**	**(181,997,738)**


SHIN
CORPORATION

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the years ended 31 December 2009 and 2008

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in Baht)		
Cash flows from investing activities				
Net cash outflow on acquisition of a subsidiary	-	-	-	(77,000,000)
Purchased of property and equipment	(1,129,698,898)	(786,418,123)	(5,230,002)	(22,679,220)
Purchased of other intangible assets	(90,573,555)	(90,038,880)	(2,977,388)	(5,134,099)
Net cash outflow on investments in property and equipment under operating agreements	(140,282)	-	-	-
(Increase) decrease in current investments	(470,842,242)	(1,436,649,526)	213,473,400	(933,490,928)
Increase in long-term investments	(201,120,287)	-	(201,120,287)	-
Decrease in loans and advances to related parties	2,249,615	10,592,893	-	20,000,000
Net cash inflow(outflow) from sale of investment in subsidiaries	-	(60,126,383)	-	86,500
Cash received from liquidation in a jointly-controlled entity	-	-	-	2,039,590
Cash received from decrease in an associate's capital	-	187,574,993	-	-
Cash received from sale of another investment	-	-	-	137,993
Net cash received from disposal of equipments	21,435,121	4,774,631	1,049,500	2,452,745
Dividends received	8,118,948,594	8,068,928,596	8,007,379,383	8,003,385,306
Income tax paid from gain on sale of investment in a subsidiaries	-	(1,289,998,110)	-	-
Net cash provided by investing activities	**6,250,258,066**	**4,608,640,091**	**8,012,574,606**	**6,989,797,887**
Cash flows from financing activities				
Receipts from short-term loans	90,869,123	130,261,258	-	-
Receipts from long-term borrowings	291,227,023	299,088,988	-	-
Receipts from debenture	6,977,569,970	-	-	-
Receipts from increase in share capital	-	51,642,417	-	51,642,417
Repayments of short-term loans	(322,617,257)	(185,118,714)	-	-
Repayments of long-term borrowings	(8,876,105,153)	(1,635,891,256)	(150,417)	(54,763)
Dividends paid	(7,682,539,825)	(8,642,821,527)	(7,682,539,825)	(8,642,821,527)
Net cash used in financing activities	**(9,521,596,119)**	**(9,982,838,834)**	**(7,682,690,242)**	**(8,591,233,873)**


SHIN
CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the years ended 31 December 2009 and 2008

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
			(in Baht)		
Net (decrease) increase in cash and cash equivalents		**(936,591,912)**	**(3,711,889,231)**	**105,260,893**	**(1,783,433,724)**
Cash and cash equivalents at beginning of year		2,728,059,285	6,446,712,486	791,864,321	2,575,298,045
Effects of exchange rate changes on balances held in foreign currencies		(75,415)	(6,763,970)	-	-
Cash and cash equivalents at end of year	5	**1,791,391,958**	**2,728,059,285**	**897,125,214**	**791,864,321**

Non-cash transactions

Purchased of property and equipment and other intangible assets by liabilities	702,304,062	979,552,203	122,248	4,561,040
Property and equipment under finance leases	2,657,065	4,881,748	-	-




SHIN
CORPORATION

The accompanying notes are an integral part of these financial statements.

Note	**Contents**
1	General information
2	Basis of preparation of financial statements
3	Significant accounting polices
4	Related party transactions and balances
5	Cash and cash equivalents
6	Other investments
7	Trade accounts, notes receivable and accrued income
8	Inventories
9	Other current assets
10	Investments in subsidiaries, associates and jointly-controlled entities
11	Investment in jointly-controlled entities
12	Property and equipment
13	Property and equipment under Operating Agreements
14	Intangible assets
15	Deferred tax
16	Interest bearing liabilities
17	Trade accounts and notes payable
18	Other current liabilities
19	Share capital, premium and warrants
20	Additional paid-in capital and legal reserves
21	Segment information
22	Other income
23	Expenses by nature
24	Provident fund
25	Income tax expense
26	Promotional privileges
27	Earnings per share
28	Dividends
29	Financial instruments
30	Contingent liabilities and commitments
31	Significant events of the Group
32	Bank guarantees
33	Reclassification of accounts
34	Events after the reporting period


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by the Board of Directors on 22 February 2010

1 General information

Shin Corporation Public Company Limited, "the Company" is a public limited company and is incorporated and domiciled in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company was listed on the Stock Exchange of Thailand in August 1990

The principle shareholders of the Company are Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), holding 54.43% and 41.68%, respectively. Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions within the Group including management and related entities of the Company, also the entities within the Cedar, Aspen and Temasek group are recognized as related party transactions of the Company.

The Company, its subsidiaries, associates, and jointly-controlled entities (together "the Shin Corp Group" or "the Group") are principally engaged in the satellite, internet, telecommunications, media and advertising.


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Detail of the Company's subsidiaries, a jointly-controlled entities and associates as at 31 December 2009 and 2008 were as follows:

Name of the entity	Type of business	Country of incorporation	Ownership interest 2009	2008
			(%)	
Subsidiaries				
Thaicom Public Company Limited and its Group	Operating transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, telephone network services and value added services on mobile and engineering and development services on communication technology and electronics.	Thailand	41.14	41.14
ITV Public Company Limited and its Group	At present, ITV has ceased its operation *(note 30)* which used to operate a television broadcasting station under a UHF radio-television broadcasting agreement ("Operating Agreement") provided by the Office of the Permanent Secretary of the Office of the Prime Minister.	Thailand	52.92	52.92
I.T. Applications and Service Company Limited	Providing computer program services and related services.	Thailand	99.99	99.99
Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast.	Thailand	99.96	99.96
Associate				
Advanced Info Service Public Company Limited and its Group	Operating a 900-MHz and 1800-MHz cellular telephone system, datakit virtual circuit switch, call center service, broadband service, internet gateway, voice over IP, IP television, distributing electronic cash card, payment via mobile phone, international telephone service and distributing cellular phones.	Thailand	42.61	42.67
Associate of THCOM				
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet, satellite uplink downlink services for domestic and international communications the printing and publishing of telephone directories, the conducting classified and printing directories businesses and mobile contents.	Thailand	42.56	43.48


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The Group has obtained agreements for operation from government agencies and entities regulated by government agencies, in Thailand and other countries, to provide satellites and transponder services, to be an Internet Service Provider, to act as a television broadcaster, and to provide Cellular Telephone Systems in Thailand and Cambodia and telecommunication services in the Laos People's Democratic etc. The periods of the agreements range from 10 - 35 years. Under these operating agreements, certain companies in the Group must pay fees to the relevant government agencies and entities regulated by government agencies based on a percentage of service income or at the minimum payment specified in the relevant agreements, whichever is higher. As at 31 December 2009, the remaining minimum payment as specified in the agreement is Baht 864 million in consolidated financial statement, excluding ITV because ITV is in the process of dispute as in note 30 discussed. In addition, certain companies in the Group, according to their agreements, must procure property and equipment for their operations and must transfer the ownership of such property and equipment to the relevant government agencies and entities regulated by government agencies within the periods specified in the agreements.

The principal agreements for operation are held by subsidiaries, associates and jointly-controlled entities at 31 December 2009 include:

Operating Agreement	Country	Held by	Expiry
Subsidiaries			
Satellites	Thailand	Thaicom Public Company Limited	September 2021
Radio-television broadcasting - under UHF system	Thailand	ITV Public Company Limited	July 2025 *(in the process of dispute note 30)*
Associates			
900-MHz cellular telephone system	Thailand	Advanced Info Service Public Company Limited	September 2015
1800-MHz cellular telephone system	Thailand	Digital Phone Company Limited	September 2013
International call	Thailand	AIN GlobalComm Company Limited	July 2026
Datakit Virtual Circuit Switch	Thailand	Advanced Datanetwork Communications Company Limited	September 2022
Satellite uplink-downlink	Thailand	CS Loxinfo Public Company Limited	August 2016
Internet Operation License Type I,II,III	Thailand	CS Loxinfo Public Company Limited	April 2012 - December 2022
Jointly-controlled entities			
Fixed phone, mobile phone, international facilities and internet	Laos PDR	Lao Telecommunications Company Limited	2021
Cellular telephone system	Cambodia	Mfone Company Limited	March 2028


SHIN
CORPORATION

2 Basis of preparation of financial statements

(a) Basis of preparation of financial statements

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The financial statements are prepared in accordance with Thai Accounting Standards ("TAS") and Thai Financial Reporting Standards ("TFRS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP") and with generally accepted accounting principles in Thailand.

On 15 May 2009, the FAP announced (Announcement No. 12/2009) the re-numbering of TAS to the same numbers as the International Accounting Standards ("IAS") on which the TAS/TFRS are based.

The Group has adopted the following new and revised TAS/TFRS and accounting guidance which were issued by FAP during 2008 and effective for accounting periods beginning on or after 1 January 2009, or issued during 2009 with immediate effect as follows:

Accounting framework (revised 2007)

TAS 36 (revised 2007)	Impairment of Assets (formerly TAS 36)
TFRS 5 (revised 2007)	Non-current Assets Held for Sale and Discontinued operations (formerly TAS 54)

Accounting Guidance about Leasehold Right
Accounting Guidance about Business Combination under Common Control

On 30 January 2009, the Department of Business Development issued a notification regarding "The Brief Particulars in the Financial Statements B.E. 2552" and the cancellation of the notification regarding "The Brief Particulars in the Financial Statements B.E. 2544" and "The Brief Particulars in the Financial Statements B.E. 2549 (2nd edition)". This new notification has applied to the financial statement beginning on or after 1 January 2009 onwards. The Group prepared the financial statement following this notification which requires accountant to perform accordingly.

The adoption of the new and revised TAS/TFRS and accounting guidance and the new notification from the Department of Business Development do not have any material impact on the consolidated or separate financial statements.

Furthermore, in 2009, the FAP issued accounting standards and financial reporting standards which will be effective to the financial statements beginning on or after 1 January 2011 or 2012 as follows: (the Group has not adopted these standards and believes that the effectiveness of these accounting and financial reporting standards will have no material impact to the consolidated or the separated financial statements).

The standards which are effective to the financial statement beginning on or after 1 January 2011

TAS 24 (revised 2007)	Related Parties Disclosures (formerly TAS 47)
TAS 40	Investment Properties


SHIN
CORPORATION

The standards which are effective to the financial statement beginning on or after 1 January 2012

TFRS 20	Accounting for Government Grants and Disclosure of Government Assistance

The financial statements are presented in Thai Baht, rounded to the nearest million unless otherwise as stated. They are prepared on the historical cost basis except as stated in the accounting policies.

The preparation of financial statements in conformity with TAS and TFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and assumptions are based on historical experience and various other factors, including management's assessment of the potential impact on the Group's operations and financial position of the economic. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements is included in the following notes:

- The allowance for doubtful accounts is assessed primarily on analysis of payment histories and future expectations of customer payments *(note 7).*
- Net realisable value of inventory is estimated by the expected selling price, less relevant expenses *(note 8).*
- The estimated useful lives of fixed assets including building, property and equipment, property and equipment under operating agreements and intangible assets are based on future economic benefits of assets or, if it is shorter, the related contract term *(notes 12,13 and 14).*
- The measurement of the recoverable amounts of building, property and equipment, property and equipment under operating agreements and intangible assets containing goodwill is assessed by the net present value of estimated future cash flow that occur from continuing to use such assets or the asset's selling price less relevant expenses, whichever is higher *(notes 12,13 and 14).*
- Lease classification where the Group assumes substantially all the benefits and risks of ownership are transferred to lessee is classified as finance leases. While leases not transferring a significant portion of the risks and rewards of ownership are classified as operating leases *(note 12).*
- The utilisation of deferred tax assets derived from tax losses are recognised to the extent that it is probable that future taxable profit will be available against such deferred tax assets which can be utilized *(note 15).*
- Provisions and contingencies are recognized when there is a probability that the Group's resources will be required to settle. Provisions are measured at the present value at the reporting date *(notes 30 and 31).*
- The measurement of fair values of financial derivative; foreign currency forward contracts are determined by using forward exchange market rates at the reporting date. The fair values of cross currency and interest rate swap contracts are determined by using reference rate from broker at the reporting date *(note 29).*

(b) Financial status of ITV Public Company Limited and its Group ("ITV")

As at 31 December 2009, ITV's current liabilities exceed its current assets by an amount of Baht 3,036 million and deficit in excess of its share capital by an amount of Baht 3,036 million (31 December 2008, ITV's current liabilities exceed its current assets by an amount of Baht 2,608 million and deficit in excess of its share capital by an amount of Baht 2,608 million). In addition, as discussed in note 30 to the financial statements, in consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable for unpaid operating agreement fee totalling Baht 2,210 million and the interest on the total unpaid operating agreement fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million to the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO"). ITV has not yet paid these unpaid operating agreement fee including interest and penalty. The company's operating agreement was revoked on 7 March 2007 by the PMO therefore; the company ceased its operation at that date. In addition, on 30 March 2007, the PMO claimed the undelivered value of assets under operating agreement amounting to Baht 656 million plus interest. In addition, ITV is still in the arbitration proceeding regarding the unpaid operating agreement fee including interest, penalty arising from the alteration of television programming of Baht 97,760 million and value of undelivered assets including its interest. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.

The consolidated financial statements of the Company and its subsidiaries include the financial statements of ITV, which have been prepared on a going concern basis. Accordingly, the recorded assets amounting to Baht 1,131 million represent 1.84% of consolidated total asset *(31 December 2008: Baht 1,122 million, represented 1.77%)* and liabilities amounting to Baht 4,167 million represent 25.47% of consolidated total liabilities *(31 December 2008: Baht 3,730 million, represented 22.34%)* of ITV, and therefore, the recorded deficit in excess of ITV's issued share capital amounting to Baht 3,036 million as at 31 December 2009 *(31 December 2008: Baht 2,608 million)* has been taken up in full in the consolidated financial statements in accordance with generally accepted accounting principles.

However, the Company's legal liability for any losses incurred by ITV is limited to the Company's share paid to ITV's capital. In the event that ITV is unable to continue its operations and the Company declines to make further funds available to ITV the Company's consolidated liabilities as at 31 December 2009 and 2008 would be reduced by Baht 3,036 million and Baht 2,608 million, respectively. The retained earnings and shareholders' equity as at 31 December 2009 and 2008 increased by Baht 3,036 million and Baht 2,608 million, respectively.

3 Significant accounting policies

(a) Basis of consolidation

The consolidated financial statements relate to the Company and its subsidiaries and jointly controlled entities (together referred to as the "the Group") and the Group's interests in associates.

Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.

Jointly-controlled entities

Jointly-controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. The consolidated financial statements include the Group's proportionate share of the entities' assets, liabilities, revenue and expenses combined with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases. The accounting policies of jointly-controlled entities have been changed where necessary to align them with the policies adopted by the Group.

Associates

Associates are those companies in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not continue to recognised further losses, unless the Group has incurred obligations or made payments on behalf of the associates. The accounting policies of associates have been changed where necessary to align them with the policies adopted by the Group.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income or expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and joint ventures are eliminated against the investment to the extent of the Group's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Business combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

The business combination of the Company or business combination under common control is accounted similar to pooling of interest, which is according to the FAP practice that issued during the year 2009.

Gain (loss) on dilution from investment

Gain (loss) on dilution from investment that arise on shares issued by subsidiaries, jointly-controlled entities or associates to third parties are recognised as an unrealised gain (loss) on dilution of investment which is presented in shareholders' equity in the balance sheet in consolidated financial statements.

(b) Foreign currencies

Transactions denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing on the transaction dates. Monetary assets and liabilities at the reporting date denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing at the reporting date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the statements of income.

Statements of income and cash flows of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates ruling on the reporting date. Currency translation differences arising from the translation of the net investment in foreign entities are taken to shareholders' equity. On disposal of a foreign entity, accumulated currency translation differences are recognised in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

(c) Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, current investments, trade receivables, related party receivables and payables, trade payables, finance leases, borrowings and certain derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is a party to financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments mainly comprise:

Derivative financial instruments

Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The changes in the fair value are recognised immediately in the statement of income.

Fair value estimation

The fair values of foreign currency forward contracts are determined using forward exchange market rates at the reporting date, cross currency and interest rate swap contract are determined by using reference rate from broker.

(d) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held at banks and other short-term highly liquid investments with original maturities of three months or less.

(e) Trade and other accounts receivable

Trade and other accounts receivable are stated at their invoice value less allowance for doubtful accounts.

The allowance for doubtful accounts is assessed primarily on analysis of payment histories and future expectations of customer payments. Bad debts are written off when incurred. Bad debts and doubtful accounts are recognised in the income statement as administrative expense.


SHIN
CORPORATION

(f) Inventories

Inventories are valued at the lower of cost or net realisable value.

Costs are determined using the weighted average principle except work in progress is valued using the specific identification method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and to make the sale.

(g) Investments

Investments in subsidiaries, associates and jointly-controlled entities

Investments in subsidiaries, associates and jointly-controlled entities in the separate financial statements of the Company are accounted for using the cost method. Investments in associates in the consolidated financial statements are accounted for using the equity method.

Investments in other debt and equity securities

Marketable equity securities which are classified as available-for-sale securities are carried at fair value. Fair value of marketable equity securities is calculated by reference to the purchasing prices quoted by the Stock Exchange at the close of business on the reporting date. Increases/decreases in the carrying amount are credited / charged against unrealised gains/losses from revaluation of investment in shareholders' equity.

Investments in non-marketable equity securities are classified as general investments, presented in balance sheet at cost. Current investments represent time deposits, bills of exchange and promissory notes with original maturities of more than 3 months but less than 12 months.

Investment in held to maturity bond is presented at amortisted cost.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the statements of income.

When disposing, the difference between the receipt from disposal and the book value of such investments is recognised in the statement of income. When disposing of part of the Group's holding of a particular investment in equity securities the carrying amount of the disposed part is determined by reference to the average carrying amount of the total holding of the investment.


SHIN
CORPORATION

(h) Property and equipment

All property and equipment is initially recorded at cost and subsequently shown at cost less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method to write off the cost of each asset to its estimated useful lives, or, if it is shorter, the lease term, based on the following useful lives:

	Years
Leasehold land, buildings and improvements	5 - 30
Furniture, fixtures and equipment	5 - 10
Vehicles (including vehicles under finance leases)	5
Computers and equipment	2 - 10

No depreciation is provided on assets under construction.

Borrowing costs to finance the construction of property and equipment are capitalised as part of the cost of the assets, during the period of time that is required to complete and prepare the property and equipment for its intended use. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The recoverable amount is calculated by using the present value of estimated future cash flow that occur from continuing to use such assets or the asset's selling price less relevant expenses, whichever is higher.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

Repair and maintenance expenses are charged to the income statements during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

(i) Building and equipment under agreements for operation

Building and equipment under agreements for operation comprises assets used under operational agreements, ownership of which must be transferred to the regulatory government agencies in accordance with the specific terms of the respective agreements. Building and equipment under operational agreements are amortised on a straight-line basis over the shorter of the useful lives of the building and equipment or the remaining agreement term, based on the following useful lives:

	Years
Satellites	Designed life (14.25 - 15.75)
Satellites station, telemetry, tracking, command and monitoring equipment	5 - 27.5
Computer systems	5

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

(j) Intangible assets

Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Group's share of the identifiable net assets acquired over the cost of acquisition.

Acquisitions prior to 1 January 2008
Goodwill represents the amount recognised under the Group's previous accounting policy under which goodwill was stated at cost less accumulated amortisation and impairment losses.

Acquisitions on or after 1 January 2008
Goodwill is stated at cost. Negative goodwill is recognised immediately in the statement of income.

Subsequent measurement
Goodwill is measured at cost less impairment losses. In respect of equity accounted investments, the carrying amount of goodwill is included in the carrying amount of the investment.

Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are stated at cost less accumulated amortisation and impairment losses.

Other intangible assets represent the development of iPSTAR technology, proprietary software for internal use or to service within the Group, costs of computer software and equipment provided to certain overseas customers in connection with the utilisation of transponder services from the Group, and operating rights, expenditure on acquired patents, trademarks or licenses. Other intangible assets are amortised using the straight-line method over estimated period of their benefits of related assets for a period of 3 - 15.75 years.

Deferred charges principally represent rights to the use of equipment and costs of equipment provided to certain overseas customers in connection with the utilisation of transponder services. The rights to the use of the equipment is amortised using the straight-line method over 5 years. The cost of equipment provided to certain overseas customers in connection with the utilisation of transponder services, which is a transfer of equipment to customers at the end of the service agreement, is amortised on the straight-line basis over the period of each service agreement.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of their expected benefit, not exceeding 20 years.

(k) Impairment

The carrying amounts of the Group's assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

Goodwill and other intangible assets with indefinite useful lives, and intangible assets not yet available for use, are tested for impairment annually or else when indicators of impairment are identified.

An impairment loss is recognised in the statement of income. The impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

Calculation of recoverable amount

The recoverable amount of assets is the greater of the asset's value in use and fair value less costs to sell. In assessing value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of an asset is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized only to the extent that the reversal amount does not exceed the impairment loss previously recognized.

An impairment loss in respect of goodwill is not reversed.

(l) Leases

Leases - where the Group is the lessee

Leases of assets where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated to the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables. The interest element of the finance charge is charged to the income statements over the lease period. The assets acquired under finance leasing contracts are depreciated over the shorter of the estimated useful life of the assets or the lease term. However, if there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, depreciation is calculated over the estimated useful life of the assets.

Leases not transferring a significant portion of the risks and rewards of ownership the lessee are classified as operating leases. Payments made under operating leases *(net of any incentives received from the lessor)* are charged to the statements of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

Leases - where the Group is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental inco[illegible] straight-line basis over the lease term.

(m) Interest-bearing liabilities

Interest-bearing liabilities are recognised initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the statement of income over the period of the borrowings on an effective interest basis.

(n) Employee benefits

The Group operates a provident fund, which is a defined contribution plan, the assets of which are held in a separate trust fund. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions to the provident fund are charged to the statements of income in the year to which they relate. However, the Group does not record the employment benefits payable to employees under the Thai Labour Law.

Warrants granted to directors and employees of the Group are recognised when they are exercised.

(o) Provisions

Provisions are recognised when there is a probability that the Group's resources will be required to settle. Provisions are measured at the present value at the reporting date.

A provision for warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

(p) Revenue

Revenue recognition

Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer and service income is recognised as services are provided. Revenue relating to long-term service contracts is accounted for under the percentage of completion method. No revenue is recognised if there is continuing management involvement with the goods or there are significant uncertainties regarding recovery of the consideration due, associated costs or the probable return of goods.

Revenue and cost of sales of gateway equipment with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the services is provided to customers and there are certainties regarding recovery of the consideration due

Revenue from leases of equipment is recognised in the period at the rate specified in the lease contract.

Revenue from the production of advertising materials is recognised upon completion. Revenue from advertising media is recognised when the service is rendered to the customers.

Interest income is recognised on an accrual basis unless collectability is in doubt.

Dividend income is recognised when the shareholders' right to receive payment is established.

(r) ***Expense***

Operating leases

Payments made under operating leases are recognised in the statement of income on a straight line basis over the term of the lease.

Finance costs

Interest expenses and similar costs are charged to the statement of income for the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to be prepared for its intended use or sale. The interest component of finance lease payments is recognised in the statement of income using the effective interest rate method.

(s) ***Income tax expense***

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the statement of income except to the extent that it relates to items recognised directly in equity.

Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date.

Deferred tax

Deferred tax is provided, using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes using tax rates enacted at the reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profit will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that the related tax benefit will be realised.

4 Related party transactions and balance

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Significant transactions for the years ended 31 December 2009 and 2008 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
Sales of goods and services				
Subsidiaries				
Dividend received	-	-	46	42
Sale of asset	-	-	-	1
	-	-	**46**	**43**
Associates				
Computer services income	94	94	-	-
Advertising income	280	460	-	-
(Gross 2009: Baht 930 million 2008: Baht 1,418 million)				
Rental income and others	78	59	-	-
Dividend received	8,051	8,136	7,961	7,961
	8,503	**8,749**	**7,961**	**7,961**
Jointly-controlled entity				
Rental income and others	24	42	-	-
	24	**42**	-	-
Related parties				
Rental income	1	-	-	-
	1	-	-	-
Purchase of goods and services				
Subsidiaries				
Computer & management services	-	-	4	3
Advertising expenses and others	-	-	10	15
	-	-	**14**	**18**



Shin Corporation Public Company Limited and its Subsidiaries
Notes to the financial statements
For the years ended 31 December 2009 and 2008

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Associates				
Rental and other expenses	26	41	1	1
	26	**41**	**1**	**1**
Jointly-controlled entity				
Rental and other expenses	4	6	-	-
	4	**6**	**-**	**-**
Related parties				
Consultant and other expenses	24	19	-	-
Purchase fixed assets	7	-	2	-
	31	**19**	**2**	**-**
Directors' remuneration	28	28	16	16
	28	**28**	**16**	**16**
Dividend paid				
Major shareholders	7,384	8,307	7,384	8,307
Directors	-	1	-	1
	7,384	**8,308**	**7,384**	**8,308**

Balances as at 31 December 2009 and 2008 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Trade accounts and notes receivable - related parties				
Associates	217	400	-	-
Jointly-controlled entity	9	12	-	-
Total	**226**	**412**	**-**	**-**
Accrued income - related parties				
Associates	13	23	-	-
Jointly-controlled entity	1	2	-	-
Total	**14**	**25**	**-**	**-**
Amounts due from and advances loans to related parties				
Associates	-	69	-	-
Jointly-controlled entity	1	2	-	-
Total	**1**	**71**	**-**	**-**
Other current assets				
Associates	1	-	-	-
Total	**1**	**-**	**-**	**-**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMI

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Long-term investment				
Associates	48	-	-	-
Total	**48**	**-**	**-**	**-**

The Company granted an unsecured loan to Payment Solution Company Limited ("PSC").The interest rate was 5.75% per annum which was 3.5% above the average rate of the three-month fixed deposit rate of three major banks.

Movements during the years ended 31 December 2009 and 2008 for loan to subsidiaries were as follows:

	Separate financial statements	
	2009	2008
	(in million Bath)	
At 1 January	-	20
Addition	-	18
Repayment	-	(38)
At 31 December	**-**	**-**

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Trade accounts and notes Payable - related parties				
Associates	23	34	-	-
Related parties	2	5	-	-
Total	**25**	**39**	**-**	**-**
Amounts due to related parties				
Subsidiaries	-	-	3	7
Jointly-controlled entity	1	3	-	-
Related parties	2	2	-	-
Total	**3**	**5**	**3**	**7**
Other current liabilities - related parties				
Associates	1	28	-	-
Total	**1**	**28**	**-**	**-**
Other non-current liabilities - related parties				
Associates	11	16	-	-
Total	**11**	**16**	**-**	**-**


SHIN
CORPORATION

Warrants granted to directors *(note 19)*

Directors' remuneration

Directors' remuneration represents monthly allowance, bonus and meeting allowance which paid to chairman of the board, independent directors, non-executive directors as approved by the shareholders of the Group and the Company.

Commitments and other agreements with related parties

As at 31 December 2009 and 2008, the significant commitments with related parties are as follows:

1. The Company and certain associates had entered into agreements with a subsidiary, under which the subsidiary was committed to maintain accounting programme service for a period of approximately one year to five years with an option to renew. The Company and associates were committed to pay the subsidiary for services in respect of the agreements at approximately Baht 67.20 million per year *(2008: approximately Baht 68.62 million).*

2. A subsidiary had entered into an agreement with an associated company, under which the associated company was committed to provide uplink data service for a period of approximately five years. The subsidiary was committed to pay for the service in respect of the agreements at approximately Baht 10.03 million *(2008: approximately Baht 16.15 million).*

3. A subsidiary had entered into an agreement with a jointly-controlled entity, under which the jointly-controlled entity was committed to responsible for ensuring the IPSTAR gateway System in Cambodia perform in accordance to the industry standard for a period of approximately five years. The subsidiary was committed to pay for the service in respect of the agreements at approximately USD 0.64 million *(2008: approximately USD 0.88 million).*

4. A subsidiary had entered into agreements with associates and jointly-controlled entities, under which the subsidiary was committed to provide transponder service, advisory service and IPSTAR bandwidth service. Associates and jointly-controlled entities were committed to pay the subsidiary for the service of the agreements at approximately USD 5.37 million and Baht 3.72 million *(2008: approximately USD 0.86 million).* The service fees of some contracts vary to the actual used or installed user terminal at the rate stated in the contract.


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

5 Cash and cash equivalents

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Cash on hand	49	47	-	-
Cash at banks and financial institutions	720	842	89	127
Time deposit, bills of exchange and promissory notes	1,022	1,839	808	665
Total	**1,791**	**2,728**	**897**	**792**

The weighted average effective interest rate of bank deposits, time deposits, bills of exchange and promissory notes was 1.29 % per annum *(2008: 1.92% per annum)* on a consolidated basis and 1.24 % per annum *(2008: 2.48% per annum)* on the Company basis.

6 Other investments

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Current investments				
Bill of exchange	807	536	721	536
Promissory note	40	100	-	100
Deposit at bank-time deposit	-	230	-	200
Debt securities	-	99	-	99
Cash at banks*	-	1	-	-
State of enterprise bond*	413	98	-	-
Debenture*	637	369	-	-
Return on investment*	12	5	-	-
Unrealised gain on Available-for-sale securities*	7	4	-	-
Total	**1,916**	**1,442**	**721**	**935**
Long-term investments				
Investment in other company	25	25	25	25
Government bond*	198	-	198	-
Debenture*	2	-	2	-
Unrealised gain on Available-for-sale securities*	1	-	1	-
	226	**25**	**226**	**25**
Total	**2,142**	**1,467**	**947**	**960**

* The Group classifies to available-for-sale securities.


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The weight average of the return on current investments for available-for-sale securities from starting date of investment until 31 December 2009 was 3.47% *(From starting date of investment until 31 December 2008: was 1.46 %).*

The weight average of the return on long-term investments for available-for-sale securities from starting date of investment until 31 December 2009 was 1.57%.

The weighted average effective interest rate of promissory notes, time deposit and bill of exchange was 1.62% per annum *(2008: 3.80% per annum)* on a consolidated basis and 1.62% per annum *(2008: 3.78% per annum)* on the Company basis.

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
Current investments				
Available-for-sale securities				
At 1 January	477	-	-	-
Purchases during the year	4,603	1,872	-	-
Sales during the year	(4,030)	(1,404)	-	-
Valuation adjustment	7	4	-	-
	1,057	472	-	-
Return on investments	12	5	-	-
At 31 December	**1,069**	**477**	**-**	**-**
Long-term investments				
Available-for-sale securities				
At 1 January	-	-	-	-
Purchases during the year	200	-	200	-
Valuation adjustment	1	-	1	-
At 31 December	**201**	**-**	**201**	**-**

7 Trade accounts, notes receivable and accrued income

		Consolidated financial statements		**Separate financial statements**	
	Note	2009	2008	2009	2008
		(in million Baht)			
Trade accounts and notes receivable					
Related parties	*4*	226	412	-	-
Other parties		1,334	1,486	-	-
Accrued income					
Related parties	*4*	14	25	-	-
Other parties		246	152	-	-
		1,820	**2,075**	**-**	**-**
Less allowance for doubtful accounts		(439)	(588)	-	-
Net		**1,381**	**1,487**	**-**	**-**



Aging analyses for trade accounts and notes receivable were as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Within credit terms	502	826	-	-
Overdue:				
Less than 3 months	508	196	-	-
3 - 6 months	138	209	-	-
6 - 12 months	69	96	-	-
Over 12 months	343	571	-	-
	1,560	**1,898**	-	-
Less allowance for doubtful accounts	(439)	(588)	-	-
Net	**1,121**	**1,310**	-	-

8 Inventories

	Consolidated financial statements	
	2009	2008
	(in million Baht)	
Raw materials	71	85
Work in process	9	13
Finished goods	327	455
Goods in transit	83	45
	490	**598**
Less allowance for obsolete inventories	(57)	(53)
Net	**433**	**545**

9 Other current assets

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Prepaid expenses	178	236	3	3
Income tax receivable	36	32	7	7
Advance payments	61	46	-	-
Deposits	20	34	-	-
Other accrued income	14	30	-	-
Accrued interest receivable	8	12	7	7
Receivable - others	52	4	-	-
Others	133	107	1	1
Total	**502**	**501**	**18**	**18**


SHIN
CORPORATION

10 Investments in subsidiaries, associates and jointly-controlled entities

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
At 1 January	31,238	32,691	12,502	12,514
Share of profits of associates	7,465	6,785	-	-
Purchased of investments	-	-	-	77
Impairment loss on investment in a subsidiary	-	-	-	(87)
Dividend received from associates	(8,051)	(8,136)	-	-
Reduction in par value in an associate	-	(188)	-	-
Received from liquidation of a jointly-controlled entity	-	-	-	(2)
Unrealised gain on dilution from investment in associates	88	86	-	-
At 31 December	**30,740**	**31,238**	**12,502**	**12,502**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Investments in subsidiaries and associates as at 31 December 2009 and 2008 and dividend income from those investments for the years then ended were as follows:

	Consolidated financial statements									
	Ownership interest		Paid-up capital		Cost method		Equity method		Dividend income for the years	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(%)		*(in million Baht)*							
Associates										
Advanced Info Service Public Company Limited	42.61	42.67	2,965	2,962	8,807	8,807	30,502	31,038	7,961	7,961
CS Loxinfo Public Company Limited	42.56	43.48	160	157	1,481	1,481	238	200	90	175
Total			**3,125**	**3,119**	**10,288**	**10,288**	**30,740**	**31,238**	**8,051**	**8,136**




SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Separate financial statements											
	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for the years	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(%)						(in million Baht)					
Subsidiaries												
Thaicom Public Company Limited	41.14	41.14	5,480	5,480	3,613	3,613	-	-	3,613	3,613	-	-
ITV Public Company Limited	52.92	52.92	6,033	6,033	3,297	3,297	(3,297)	(3,297)	-	-	-	-
I.T. Applications and Services Company Limited	99.99	99.99	10	10	10	10	-	-	10	10	31	42
Matchbox Company Limited	99.96	99.96	9	9	72	72	-	-	72	72	15	-
			11,532	11,532	6,992	6,992	(3,297)	(3,297)	3,695	3,695	46	42
Associate												
Advance Info Service Public Company Limited	42.61	42.67	2,965	2,962	8,807	8,807	-	-	8,807	8,807	7,961	7,961
			2,965	2,962	8,807	8,807	-	-	8,807	8,807	7,961	7,961
Total			14,497	14,494	15,799	15,799	(3,297)	(3,297)	12,502	12,502	8,007	8,003




SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Significant movements in investments of the Group during the year ended 31 December 2009 was as follows:

a) Increased in registered capital of Artware Media Company Limited ("ART"), a subsidiary of ITV

On 20 April 2009, ART registered additional share capital with the Ministry of Commerce from Baht 20 million to Baht 25 million.

b) Additional share capital of Mfone Company Limied ("Mfone"), a jointly-controlled entity of THCOM

On 8 January 2009, Mfone registered additional share capital with the Ministry of Commerce of Cambodia by USD 4.8 million from USD 19.2 million to USD 24 million.

c) Additional share capital of Cambodia DTV Network ("CDN"), a subsidiary of THCOM

On 10 April 2009, CDN registered with the Ministry of Commerce of Cambodia to increase its share capital by Riel 2,000 million (USD 500,000), from Riel 400 million (USD 100,000) to Riel 2,400 million (USD 600,000).

d) Additional share capital of IPSTAR New Zealand Company Limited ("IPN"), an indirect subsidiary of THCOM

On 21 August 2009, IPN registered additional share capital with the Ministry of Commerce of New Zealand of NZD 6.01 million or from NZD 2.5 million to NZD 8.51 million.

e) The increase in share capital from ESOP exercised of the associates

In 2009, certain warrants issued to directors and employees (ESOP) of ADVANC and CSL were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce during January to December 2009, are as follows:

Company	Units of exercise *(in thousand units)*	Share capital increased *(in thousand Baht)*		Premium on share capital increased *(in thousand Baht)*		Decrease in interest of the Company *(%)*	
		from	to	from	to	from	to
ADVANC	3,204	2,961,740	2,965,443	21,545,336	21,838,008	42.67	42.61
CSL	6,590	157,347	159,840	426,946	448,043	43.48	42.56

f) Dividend payment of Lao Telecommunications Company Limited ("LTC"), a jointly-controlled entity of THCOM

On 3 February 2009, the Ordinary General Meeting of shareholders approved the appropriation of dividend from 2008 operation of USD 25 million which including interim dividend of USD 10 million, approved at the Extraordinary General Meeting of shareholders 1/2008 held on 26 July 2008. The final dividend of USD 15 million was paid on 13 February 2009 and 17 February 2009.

At the Extraordinary General Meeting of the shareholders No. 1/2009, held on 14 July 2009, of LTC, the shareholders approved the appropriation of interim dividend from 2009 operation of USD 10 million

g) Dividend payment of subsidiaries, associates and jointly-controlled entity

Certain subsidiaries, associates and a jointly-controlled entity approved its dividend payment as follows:

Company	Currency	Dividend	Interim dividend paid during 2008	Dividend payment in 2009	
		(per share)	*(per share)*	*(per share)*	Total amount *(in million)*
Annual dividend 2008					
SHEN (a jointly-controlled entity)	(SGD)	0.48	-	0.48	7.1
MB (a subsidiary)	(Baht)	16.67	-	16.67	15
ITAS (a subsidiary)	(Baht)	31.00	-	31.00	31
ADVANC (an associate)	(Baht)	6.30	3.00	3.30	9,774
CSL (an associate)	(Baht)	0.72	0.50	0.22	127
Interim dividend 2009					
ADVANC (an associate)	(Baht)	3.00	-	3.00	8,889
CSL (an associate)	(Baht)	0.14	-	0.14	82

11 Financial Summary

Investment in jointly-controlled entities

Shenington Investment Pte limited ("SHEN")

SHEN is a jointly-controlled entity between THCOM and Asia Mobile Holding Pte Limited ("AMH"). As at 31 December 2009 and 2008, the interest in SHEN of THCOM and AMH is 51% and 49%, respectively.

Media Connex Company Limited ("MC")

MC was a jointly-controlled entity company of ITV, CA mobile Ltd. and Mitsui & Co., Ltd. the interest in MC are 60%, 25% and 15% respectively. On 3 September 2008, the board of directors meeting of ITV resolved to liquidate MC. On 29 May 2009, MC was completed liquidated.

The following amounts represent the Group's share of the assets, liabilities, revenues and operating results of jointly-controlled entities in its consolidated financial statements for the years ended 31 December 2009 and 2008:


SHIN
CORPORATION

	Shenington Investment Pte Limited and its subsidiary		Media Connex Company Limited	
	2009	2008	2009	2008
	(in million Baht)			
Balance sheets				
Current assets	588	576	-	4
Non-current assets	4,724	4,043	-	-
Current liabilities	(1,413)	(828)	-	(1)
Non-current liabilities	(1,491)	(1,417)	-	-
Net assets	**2,408**	**2,374**	-	**3**
Income statements				
Gross revenues	**2,243**	**1,996**	-	-
Net profit (loss) for the year	**202**	**512**	-	**(4)**

Investment in associated companies

The following amounts represent the financial summary of associated companies for the years ended 31 December 2009 and 2008

	ADVANC		CSL	
	2009	2008	2009	2008
	(in million Baht)			
Balance sheets				
Current assets	33,571	26,896	727	989
Non-current assets	91,454	101,186	1,255	1,207
Current liabilities	(16,583)	(24,860)	(691)	(965)
Non-current liabilities	(36,631)	(29,786)	(243)	(287)
Net assets	**71,811**	**73,436**	**1,048**	**944**
Market value	**256,511**	**235,458**	**1,969**	**1,347**
Income statements				
Gross revenues	**102,452**	**110,792**	**2,614**	**2,664**
Net profit for the year	**17,055**	**16,409**	**287**	**161**



12 Property and equipment

	Consolidated financial Statements					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers & equipment	Assets under construction	**Total**
			(in million Baht)			
As at 31 December 2007						
Cost	400	6,813	103	385	99	7,800
Less Accumulated depreciation	(120)	(2,680)	(58)	(234)	-	(3,092)
Less Allowance for impairment	-	(34)	-	-	-	(34)
Net book value	**280**	**4,099**	**45**	**151**	**99**	**4,674**
Transactions during the year ended 31 December 2008						
Purchases	22	241	27	36	1,307	1,633
Transfer- net	25	162	2	9	(207)	(9)
Disposals- net	(1)	(1)	-	-	-	(2)
Write-off- net	(5)	(19)	(1)	-	-	(25)
Decrease investment in a subsidiary and a jointly-controlled entity- net	-	41	-	(72)	-	(31)
Depreciation charged	(37)	(643)	(21)	(42)	-	(743)
Impairment loss	-	(43)	-	-	-	(43)
Foreign currency translations adjustment	(33)	156	-	-	31	154
Closing net book value	**251**	**3,993**	**52**	**82**	**1,230**	**5,608**
As at 31 December 2008						
Cost	394	7,426	126	308	1,230	9,484
Less Accumulated depreciation	(143)	(3,396)	(74)	(226)	-	(3,839)
Less Allowance for impairment	-	(37)	-	-	-	(37)
Net book value	**251**	**3,993**	**52**	**82**	**1,230**	**5,608**


SHIN
CORPORATION

	Consolidated financial Statements					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers & equipment	Assets under construction	**Total**
			(in million Baht)			
As at 31 December 2008						
Cost	394	7,426	126	308	1,230	9,484
Less Accumulated depreciation	(143)	(3,396)	(74)	(226)	-	(3,839)
Less Allowance for impairment	-	(37)	-	-	-	(37)
Net book value	**251**	**3,993**	**52**	**82**	**1,230**	**5,608**
Transactions during the year ended 31 December 2009						
Purchases	50	247	42	21	1,506	1,866
Transfer- net	2	1,628	-	3	(1,677)	(44)
Disposals- net	(2)	(6)	(13)	-	-	(21)
Write-off- net	(4)	(16)	(1)	-	(6)	(27)
Depreciation charged	(41)	(1,036)	(21)	(37)	-	(1,135)
Foreign currency translations Adjustment	32	(127)	(1)	-	(37)	(133)
Closing net book value	**288**	**4,683**	**58**	**69**	**1,016**	**6,114**
As at 31 December 2009						
Cost	481	9,005	139	304	1,016	10,945
Less Accumulated depreciation	(193)	(4,285)	(81)	(235)	-	(4,794)
Less Allowance for impairment	-	(37)	-	-	-	(37)
Net book value	**288**	**4,683**	**58**	**69**	**1,016**	**6,114**

Effective from 1 January 2009, Mfone, an indirect jointly-controlled entity of THCOM, has revised its accounting estimate on the useful lives of network assets from 15 years to 5-10 years. The change results in an increase in depreciation for the year ended 31 December 2009 in the consolidated financial statements in the amount of Baht 198 million.

As at 31 December 2009, property and equipment includes property and equipment under the operating agreements of Mfone of approximately Baht 2,973 million (Proportional) *(31 December 2008: Baht 1,409 million)*. According to the operating agreement, Mfone must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the operating agreement, 4 March 2028 as describe in note 30 g).


SHIN
CORPORATION

	Separate financial statements					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers & equipment	Assets under construction	**Total**
			(in million Baht)			
As at 31 December 2007						
Cost	12	22	13	46	1	94
Less Accumulated depreciation	(5)	(17)	(9)	(33)	-	(64)
Net book value	**7**	**5**	**4**	**13**	**1**	**30**
Transactions during the year ended 31 December 2008						
Purchases	2	2	8	2	9	23
Transfer- net	6	4	-	-	(10)	-
Depreciation charge	(3)	(3)	(3)	(4)	-	(13)
Closing net book value	**12**	**8**	**9**	**11**	**-**	**40**
As at 31 December 2008						
Cost	20	27	16	43	-	106
Less Accumulated depreciation	(8)	(19)	(7)	(32)	-	(66)
Net book value	**12**	**8**	**9**	**11**	**-**	**40**

	Separate financial statements					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers & equipment	Assets under construction	**Total**
			(in million Baht)			
As at 31 December 2008						
Cost	20	27	16	43	-	106
Less Accumulated depreciation	(8)	(19)	(7)	(32)	-	(66)
Net book value	**12**	**8**	**9**	**11**	**-**	**40**
Transactions during the year ended 31 December 2009						
Purchases	1	1	2	-	-	4
Transfer- net	1	-	-	-	-	1
Disposals - net	(1)	(1)	-	-	-	(2)
Depreciation charge	(3)	(2)	(3)	(4)	-	(12)
Write-off - net	(1)	-	-	(1)	-	(2)
Closing net book value	**9**	**6**	**8**	**6**	**-**	**29**
As at 31 December 2009						
Cost	16	26	15	43	-	100
Less Accumulated depreciation	(7)	(20)	(7)	(37)	-	(71)
Net book value	**9**	**6**	**8**	**6**	**-**	**29**


SHIN
CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

13 Property and equipment under operating agreements

	Consolidated financial statements		
	Satellite equipment	Radio & television broadcast equipment	**Total**
		(in million Baht)	
At 31 December 2007			
Cost	26,551	3,846	30,397
Less Accumulated amortisation	(7,775)	(1,945)	(9,720)
Less Allowance for impairment	-	(1,901)	(1,901)
Net book value	**18,776**	**-**	**18,776**
Transactions during the year ended 31 December 2008			
Transfer- net	5	-	5
Write-off- net	(1,712)	-	(1,712)
Closing net book value	**17,069**	**-**	**17,069**
At 31 December 2008			
Cost	26,566	-	26,566
Less Accumulated amortisation	(9,497)	-	(9,497)
Net book value	**17,069**	**-**	**17,069**
Transactions during the year ended 31 December 2009			
Write-off- net	(1,541)	-	(1,541)
Closing net book value	**15,528**	**-**	**15,528**
At 31 December 2009			
Cost	26,557	-	26,557
Less Accumulated amortisation	(11,029)	-	(11,029)
Net book value	**15,528**	**-**	**15,528**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

14 Intangible assets

	Consolidated financial statements		
	Goodwill	Others	**Total**
		(in million Baht)	
At 31 December 2007			
Cost	1,191	2,062	3,253
Less Accumulated amortisation	-	(632)	(632)
Less Allowance for impairment	(1,105)	-	(1,105)
Net book value	**86**	**1,430**	**1,516**
Transactions during the year ended 31 December 2008			
Purchases	58	61	119
Transfers- net	-	(28)	(28)
Decrease investment- net	-	(15)	(15)
Write-off- net	-	(7)	(7)
Amortisation charge	-	(130)	(130)
Impairment loss	-	(44)	(44)
Foreign currency translation adjustment	-	2	2
Closing net book value	**144**	**1,269**	**1,413**
At 31 December 2008			
Cost	1,249	1,950	3,199
Less Accumulated amortisation	-	(681)	(681)
Less Allowance for impairment	(1,105)	-	(1,105)
Net book value	**144**	**1,269**	**1,413**
Transactions during the year ended 31 December 2009			
Purchases	-	88	88
Transfers- net	-	27	27
Write-off- net	-	(8)	(8)
Amortisation charge	-	(134)	(134)
Impairment loss	-		
Foreign currency translation adjustment	-	(5)	(5)
Closing net book value	**144**	**1,237**	**1,381**
At 31 December 2009			
Cost	1,249	2,049	3,298
Less Accumulated amortisation	-	(812)	(812)
Less Allowance for impairment	(1,105)	-	(1,105)
Net book value	**144**	**1,237**	**1,381**


SHIN
CORPORATION

	Separate financial statements
	(in million Baht)
At 31 December 2007	
Cost	80
Less Accumulated amortisation	(69)
Net book value	**11**
Transactions during the year ended 31 December 2008	
Purchases	5
Amortisation charge	(4)
Closing net book value	**12**
At 31 December 2008	
Cost	61
Less Accumulated amortisation	(49)
Net book value	**12**
Transactions during the year ended 31 December 2009	
Amortisation charge	(3)
Closing net book value	**9**
At 31 December 2009	
Cost	60
Less Accumulated amortisation	(51)
Net book value	**9**

15 Deferred income tax

Deferred tax assets and liabilities determined after appropriate offsetting are included in the balance sheets as follows:

	Consolidated financial statements	
	2009	2008
	(in million Baht)	
Deferred tax assets	868	570
Deferred tax liabilities	(146)	(140)
Total	**722**	**430**


SHIN
CORPORATION

Deferred income tax is calculated on temporary differences under the balance sheet liability method using a principle tax rate ranging between 20% to 30% *(2008: 20% to 30%).*

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The Group has tax loss carried forward to offset future tax income amounting to Baht 13,037 million *(2008: Baht 11,710 million)* which is recognised as a deferred tax assets up to the amount it expects to be utilised of Bath 322 million *(2008: Baht 402 million).*

The movements in deferred tax assets and liabilities during the years ended 31 December 2009 and 2008, without taking into consideration the offsetting of balances within the same tax jurisdiction are as follows:

	Consolidated financial statement For the year ended 31 December 2008					
	Allowance for doubtful accounts	Loss carry forward	Depreciation/ amortisation	Allowance for impairment	Others	Total
			(in million Baht)			
Deferred tax assets						
Balance brought forward	18	-	19	2	77	116
Impact to statement of income	3	402	-	-	25	430
Impact to equity	6	-	(1)	-	1	6
Balance carried forward	**27**	**402**	**18**	**2**	**103**	**552**

	Consolidated financial statement For the year ended 31 December 2009					
	Allowance for doubtful accounts	Loss carry forward	Depreciation/ amortisation	Allowance for impairment	Others	Total
			(in million Baht)			
Deferred tax assets						
Balance brought forward	27	402	18	2	103	552
Impact to statement of income	-	322	(1)	-	(8)	313
Impact to equity	(1)	-	(8)	-	(10)	(19)
Balance carried forward	**26**	**724**	**9**	**2**	**85**	**846**

	Consolidated financial statements For the year ended 31 December 2008			
	Deferred expenses	Amortisation on assets under Operating Agreement	Others	Total
		(in million Baht)		
Deferred tax liabilities				
Balance brought forward	(1)	(86)	(12)	(99)
Impact to statement of income	-	(48)	-	(48)
Impact to equity	-	15	-	15
Decrease from disposal of investment	1	-	9	10
Balance carried forward	**-**	**(119)**	**(3)**	**(122)**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Consolidated financial statements For the year ended 31 December 2009		
	Amortisation on assets under Operating Agreement	Others	Total
	(in million Baht)		
Deferred tax liabilities			
Balance brought forward	(119)	(3)	(122)
Impact to statement of income	(11)	-	(11)
Impact to equity	9	-	9
Balance carried forward	**(121)**	**(3)**	**(124)**

16 Interest bearing liabilities

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Current				
Bank overdrafts and short-term loans from banks and financial institutions	81	296	-	-
Current portion of long-term borrowings	633	1,290	-	-
Current portion of finance lease liabilities	4	4	-	-
	718	**1,590**	-	-
Non-current				
Long-term borrowings	1,089	7,711	-	-
Debenture	6,978	-	-	-
Finance lease liabilities	9	15	-	1
	8,076	**7,726**	-	**1**
Total borrowings	**8,794**	**9,316**	-	**1**




SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITE

The movements in the borrowings for the years ended 31 December were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
At 1 January	9,316	10,071	1	-
Additions	7,362	429	-	1
Decrease investment in a subsidiary and a jointly-controlled entity	-	(25)	-	-
Repayments	(9,199)	(1,821)	(1)	-
Amortisation of finance cost	494	111	-	-
Unrealised gain on exchange rate	1	296	-	-
Increase from changing of accounts payable - equipment	844	236	-	-
Foreign currency translation adjustment	(24)	19	-	-
At 31 December	**8,794**	**9,316**	**-**	**1**

As at 31 December 2009, the long-term borrowings are borrowings of subsidiaries of THCOM from a commercial bank of USD 8.5 million, bearing interest based on margins over the U.S. Dollar London Inter-Bank Offer Rate ("USD LIBOR") per annum. The principal will be repayable on six monthly basis. The Company had issued a letter of comfort to the bank to provide financial support.

As at 31 December 2008, the short-term borrowings are borrowings of subsidiaries of THCOM from a commercial bank of USD 8.5 million, bearing interest based on margins over the Singapore Inter-Bank Offer Rate ("SIBOR") per annum. The principal will be repayable within six months. The Company had issued a letter of comfort to the bank to provide financial support.

As at 31 December 2008, the long-term borrowings of THCOM from financial insituitions are secured as discussed in the facility agreements in relation to the financing of the iPSTAR satellite and the Thaicom 5 satellite. Loans from others are unsecured.

On 16 November 2009, THCOM has early repaid long-term loans of iPSTAR and Thaicom 5 projects as follows:

	Principal
	(in million USD)
iPSTAR Project	
- US Ex-IM Bank Facility	99
- COFACE Facility	44
- Commercial Loan Facility	23
Thaicom 5 Project	
- COFACE Facility	58
Total	**224**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

THCOM has early repaid loans by the cash from operating result and long-term debenture as follow:

Long-term debenture

On 31 December 2009, THCOM has 2 tranches of Baht 7,000 million, at 1,000 each, unsubordinated and unsecured with having registered and bond holders representative debentures, detail as follow:

Date of issue	Unit *(in million)*	Amount *(in million Baht)*	Interest rate p.a.	Interest due	Principal due	Outstanding as at 31 December 2009 *(in million Baht)*
6 November 2009	3.3	3,300	5.25%	Quarterly	Entire redeemed on 6 November 2012	3,300
6 November 2009	3.7	3,700	6.15%	Quarterly	Entire redeemed on 6 November 2014	3,700
Total debenture						7,000
Less Debenture issuing cost						(22)
Net						**6,978**

THCOM must comply with the conditions in the debenture issue and debenture holder agreement with regards to maintaining certain financial ratios.

The interest rate exposure of the borrowings of the Group and the Company are as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Total borrowings:				
at fixed rates	7,083	3,966	-	1
at floating rates	1,711	5,350	-	-
	8,794	**9,316**	**-**	**1**

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(%)			
Weighted average interest rate				
bank overdraft and short-term loans from financial institutions	8.84	5.58	-	-
long-term borrowings	2.25	3.88	-	-
Debenture	5.73	-	-	-
finance lease liabilities	4.66	4.43	-	7.00


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Maturity of non-current borrowings as at 31 December 2009 is as follows:

	Consolidated financial statements	
	Loan	Financial lease liabilities
Maturity	*(in million Baht)*	
2011	566	5
2012	3,593	2
2013 and after	3,908	2
Total	**8,067**	**9**

Borrowing facilities

As of 31 December 2009, THCOM has unutilised short-term loan facilities made available by various financial institutions in an aggregate amount of Baht 1,292 million and USD 17 million *(2008: Baht 1,345 million and USD 23 million).*

Fair values

The carrying amount of cash and cash equivalents, trade accounts receivable, trade accounts payable and short-term loan approximate the fair value due to the short maturities of these instruments. The value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings, as follows:

	Consolidated financial statements			
	2009		2008	
	Book Value	Fair value	Book Value	Fair value
	(in million Baht)			
Long-term debt (exclude finance lease liabilities)	**8,067**	**8,089**	**7,711**	**7,752**

17 Trade accounts and notes payable

		Consolidated financial statements		**Separate financial statements**	
	Note	2009	2008	2009	2008
		(in million Baht)			
Related parties	*4*	24	39	-	-
Other parties		653	922	1	1
Total		**677**	**961**	**1**	**1**


SHIN
CORPORATION

18 Other current liabilities

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in million Baht)		
Accrued expenses	395	397	42	53
Deferred income and advance receipts	197	194	-	-
Other payable	47	49	3	3
Tax payable	48	52	-	-
Deposit from customers	30	32	-	-
Others	67	42	1	2
Total	**784**	**766**	**46**	**58**

19 Share capital, premium and warrants

Share capital and premium

Movements in share capital are as follows:

		Issued and fully paid-up shares			
	Authorised number of shares	Number of shares	Ordinary shares	Share premium	Total
	(in million shares)			*(in million Baht)*	
At 1 January 2008	5,000	3,197	3,197	10,150	13,347
Issue of shares	-	4	4	47	51
At 31 December 2008 and 1 January 2009	**5,000**	**3,201**	**3,201**	**10,197**	**13,398**
Issue of shares	-	-	-	-	-
At 31 December 2009	**5,000**	**3,201**	**3,201**	**10,197**	**13,398**

During the year 2008, the Company registered its issued and paid share capital in respect of exercised warrants which were issued to directors and employees (ESOP) for 3.78 million shares. Consequently, the Company's issued and paid up share capital increased from Baht 3,197 million to Baht 3,201 million and share premium increased from Baht 10,150 million to Baht 10,197 million *(2009:nil).*

Warrants

Movements in the number of outstanding warrants are as follows:

	For the year ended 31 December 2009			
	At 1 January 2009	Exercised during the year	Expired during the year	At 31 December 2009
		(in thousand units)		
ESOP - Grant III				
- Directors	6,420	-	(6,420)	-
- Employees	2,719	-	(2,719)	-
Total	**9,139**	**-**	**(9,139)**	**-**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	For the year ended 31 December 2009			
	At 1 January 2009	Exercised during the year	Expired during the year	At 31 December 2009
		(in thousand units)		
ESOP - Grant IV				
- Directors	9,356	-	-	9,356
- Employees	6,644	-	-	6,644
Total	**16,000**	-	-	**16,000**
ESOP - Grant V				
- Directors	6,159	-	-	6,159
- Employees	7,931	-	-	7,931
Total	**14,090**	-	-	**14,090**
Total	**39,229**	-	**(9,139)**	**30,090**

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered five grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are as follows:

	Issued date	**Issued units** *(in million units)*	**Percentage***	**Exercise price** *(Baht/unit)***	**Exercise period** Start	End
ESOP - Grant I	27 March 2002	29.00	0.99	-	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	18.08	0.61	-	Expired since 30 May 2008	
ESOP - Grant III	31 May 2004	13.66	0.46	-	Expired since 30 May 2009	
ESOP - Grant IV	31 May 2005	16.00	0.54	34.273	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.09	0.47	31.901	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.
** The latest adjustment of exercised price was on 26 August 2009.

b) Increase in share capital of the companies in the Group

In 2009, certain warrants issued to directors and employees (ESOP) of ADVANC and CSL were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce during year 2009, as follows:

Company	**Units of exercise** *(in million units)*	**Share capital increased** *(in million Baht)*		**Premium on share capital increased** *(in million Baht)*		**Decrease in interest of the Company** *(%)*	
		from	to	from	to	from	To
ADVANC	3	2,962	2,965	21,545	21,838	42.67	42.61
CSL	7	157	160	427	448	43.48	42.56


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

20 Additional paid-in capital and reserves

Share premium

Section 51 of the Public Companies Act B.E. 2535 requires companies to set aside share subscription monies received in excess of the par value of the shares issued to a reserve account ("share premium"). Share premium is not available for dividend distribution.

Currency translation changes

The currency translation changes recognised in shareholders' equity relate to foreign exchange differences arising from translation of the financial statements of foreign operations to Thai Baht.

Legal reserve

Section 116 of the Public Companies Act B.E. 2535 Section 116 requires that a company shall allocate not less than 5% of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorised capital. The legal reserve is not available for dividend distribution.

21 Segment information

The Group is organised into the following main business segments:

Local wireless telecommunications	Provision of local mobile telecommunication, trading and rental of telecommunications equipment and accessories in Thailand.
Satellite business and international business	Transponder rental and related services, uplink and downlink services, sale and service related to media, internet and provide telecommunication services in Laos PDR and Cambodia.
Media and advertising	Airtime rental, television broadcasting (*ceased its operation due to the revocation of the Operating Agreement in March 2007*) and the provision of advertising services to the Group and third parties.
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible and information technology businesses.


SHIN
CORPORATION
PUBLIC COMPANY LIMITED

Financial information by business segment is as follows:

	Consolidated financial statement for the year ended 31 December 2008					
	Local wireless telecommu- nications	Satellite & inter- national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
	(in million Baht)					
Revenues	-	6,996	1,779	205	(63)	8,917
Share of profits of associates	6,717	67	-	-	-	6,784
Cost of sales and services	-	(5,766)	(1,619)	(152)	27	(7,510)
Selling and administrative expenses	-	(1,377)	(613)	(382)	36	(2,336)
Profit(loss) from operating activities	**6,717**	**(80)**	**(453)**	**(329)**	**-**	**5,855**
Net foreign exchange loss	-	(369)	-	-	-	(369)
Loss on investment	-	-	-	(60)	-	(60)
Other revenues	-	67	40	66	-	173
Profit (loss) before finance costs and income tax	**6,717**	**(382)**	**(413)**	**(323)**	**-**	**5,599**
Finance costs	-	(626)	(8)	(1)	-	(635)
Income tax	-	266	(11)	(6)	-	249
Net results from subsidiaries to minority interests	-	436	-	-	-	436
Net profit (loss)	**6,717**	**(306)**	**(432)**	**(330)**	**-**	**5,649**
Other information						
Segment assets	-	28,125	1,796	2,039	61	32,021
Investments in equity method	31,038	200	-	-	-	31,238
Total consolidated assets	**31,038**	**28,325**	**1,796**	**2,039**	**61**	**63,259**
Segment liabilities	-	3,008	4,258	140	(28)	7,378
Borrowings	-	9,310	4	2	-	9,316
Total consolidated liabilities	**-**	**12,318**	**4,262**	**142**	**(28)**	**16,694**
Depreciation	-	701	11	30	-	742
Amortisation	-	1,829	(2)	15	-	1,842
Depreciation and amortisation	**-**	**2,530**	**9**	**45**	**-**	**2,584**


SHIN
CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Consolidated financial statement for the year ended 31 December 2009					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
	(in million Baht)					
Revenues	-	7,189	1,200	211	(67)	8,533
Share of profits of associates	7,341	124	-	-	-	7,465
Cost of sales and services	-	(6,128)	(1,098)	(153)	34	(7,345)
Selling and administrative expenses	-	(1,177)	(587)	(284)	33	(2,015)
Profit(loss) from operating activities	**7,341**	**8**	**(485)**	**(226)**	**-**	**6,638**
Net foreign exchange gain	-	465	-	-	-	465
Other revenues	-	31	34	40	-	105
Profit (loss) before finance costs and income tax	**7,341**	**504**	**(451)**	**(186)**	**-**	**7,208**
Finance costs	-	(1,088)	-	-	-	(1,088)
Income tax	-	112	-	(13)	-	99
Net results from subsidiaries to minority interests	-	277	-	-	-	277
Net profit (loss)	**7,341**	**(195)**	**(451)**	**(199)**	**-**	**6,496**
Other information						
Segment assets		27,069	1,546	2,133	52	30,800
Investments in equity method	30,502	238	-	-	-	30,740
Total consolidated assets	**30,502**	**27,307**	**1,546**	**2,133**	**52**	**61,540**
Segment liabilities	-	2,988	4,471	141	(37)	7,563
Borrowings	-	8,789	3	3	-	8,795
Total consolidated liabilities	**-**	**11,777**	**4,474**	**144**	**(37)**	**16,358**
Depreciation	-	1,103	8	24	-	1,135
Amortisation	-	1,668	-	7	-	1,675
Depreciation and amortisation	**-**	**2,771**	**8**	**31**	**-**	**2,810**



SHIN
CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

For the satellite and international business segment can be shown financial information by sub - business segments as follows:

	Consolidated financial statements for the year ended 31 December 2008					
	Satellite business services	Internet & media services	Telephone network	Others	Consolidation eliminations	Group
			(in million Baht)			
Revenues	4,646	501	1,931	-	(82)	6,996
Shares of profits of associates	-	67	-	-	-	67
Allocated costs and expenses	(5,419)	(533)	(1,230)	(52)	91	(7,143)
Profit(loss) from operating activities	**(773)**	**35**	**701**	**(52)**	**9**	**(80)**
Net foreign exchange loss						(369)
Other income						67
Loss before finance costs and income tax						**(382)**
Finance costs						(626)
Operating loss						**(1,008)**
Income tax						266
Net results from subsidiaries to minority interest						436
Net loss						**(306)**
Other information						
Segment assets	23,457	299	4,322	181	(134)	28,125
Investment in equity method						200
Total consolidated assets						**28,325**
Segment liabilities	1,277	121	1,701	6	(97)	3,008
Borrowings						9,310
Total consolidated liabilities						**12,318**
Depreciation	375	21	305	-	-	701
Amortisation	1,825	4	-	-	-	1,829
Depreciation and amortisation	**2,200**	**25**	**305**	**-**	**-**	**2,530**


SHIN
CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Consolidated financial statements for the year ended 31 December 2009					
	Satellite business services	Internet & media services	Telephone network	Others	Consolidation eliminations	Group
	(in million Baht)					
Revenues	4,548	543	2,147	-	(49)	7,189
Shares of profits of associates	-	124	-	-	-	124
Allocated costs and expenses	(5,018)	(640)	(1,637)	(61)	51	(7,305)
Profit(loss) from operating activities	**(470)**	**27**	**510**	**(61)**	**2**	**8**
Net foreign exchange gain						465
Other income						31
Profit before finance costs and income tax						**504**
Finance costs						(1,088)
Operating loss						**(584)**
Income tax						112
Net results from subsidiaries to minority interests						277
Net loss						**(195)**
Other information						
Segment assets	21,860	264	5,049	276	(380)	27,069
Associate						238
Total consolidated assets						**27,307**
Segment liabilities	1,369	126	1,855	6	(368)	2,988
Borrowings						8,789
Total consolidated liabilities						**11,777**
Depreciation	409	24	670	-	-	1,103
Amortisation	1,663	5	-	-	-	1,668
Depreciation and amortisation	**2,072**	**29**	**670**	**-**	**-**	**2,771**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Financial information by business geographical areas

Revenue and results, based on geographical segments, in the consolidated financial statements for the years ended 31 December 2009 and 2008 were as follows:

	Revenue		Segment results		Assets	
	2009	2008	2009	2008	2009	2008
			(in million Baht)			
Thailand	11,127	11,360	6,426	5,026	17,214	18,960
Cambodia	1,517	1,393	(103)	495	3,107	2,710
Lao PDR	883	795	307	231	1,491	1,233
Australia	1,311	1,183	233	111	200	175
Others	1,160	970	(225)	(8)	1,011	1,012
	15,998	**15,701**	**6,638**	**5,855**	**23,023**	**24,090**

22 Other income

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in million Baht)		
Interest income	89	152	36	62
Gain on sale of equipment	1	2	1	2
Others income	15	20	1	-
Total	**105**	**174**	**38**	**64**

23 Expenses by nature

The expenses by nature have been charged in cost of sales of goods and rendering of services, selling and administrative expenses can be classified as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in million Baht)		
Depreciation	1,135	742	12	13
Amortisation charge	1,675	1,842	2	3
Staff cost	1,130	985	130	111
Allowance for doubtful accounts and bad debts	(85)	169	-	-
Net foreign exchange (gain) loss	(465)	369	-	-
Amortisation of finance costs	495	109	-	-


SHIN
CORPORATION

24 Provident fund

The Group has established a contributory registered provident fund, in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and the provident fund's name was amended on 21 January 1993.

Under the plan, the employees must contribute 3% - 7% of their basic salaries. The Company's contribution is based on the length of service of staff. The Company has appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

25 Income tax

Reconciliation of income tax for the years ended 31 December 2009 and 2008 are as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
Current tax	203	134	-	-
Deferred tax	(302)	(383)	-	-
	(99)	**(249)**	-	-

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the years ended 31 December 2009 and 2008 are as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
Profits before tax	6,120	4,964	7,777	7,711
Tax rates	30%	30%	30%	30%
The result of the accounting profit multiplied by the income tax rates	1,836	1,489	2,333	2,314
Share of profit of associates	(2,240)	(2,035)	-	-
Effect of gain on related parties transactions	(28)	7	-	-
Effect of the different basis of income tax calculation on tax rates in other countries	(54)	(86)	-	-
Tax losses in current period not recognised as deferred tax assets	208	184	69	87
Effect of exceptional revenue - dividend income	-	-	(2,402)	(2,401)
Effect of the non-deductible tax expense and income and expense recognised in the different period between accounting and tax	179	192	-	-
Tax charge	**(99)**	**(249)**	-	-


SHIN
CORPORATION

26 Promotional privileges

A subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom 3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years commencing from December 1997, when its revenue was first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

On 19 November 2003, the subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years from the date revenue is first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries. In 2009, the subsidiary has revenue from promoted amounting to Baht 419 million *(2008: Baht 184 million).*

27 Earnings per share

Basic earnings per share are calculated by dividing the profit for the year attributable to the equity holders of the Company shareholders by the weighted average number of ordinary shares outstanding during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the years ended 31 December 2009 and 2008.

Warrants issued to directors and employees (ESOP) of subsidiaries and associates are not impacted to the calculation of diluted earnings per share.

The basic earnings per share and the diluted earnings per share are as follows:

	Consolidated financial statements For the year ended 31 December					
	Net profit attributable to holder of the Company		Weighted average number of shares		Earnings per share	
	2009	2008	2009	2008	2009	2008
	(in million Baht)		*(in million shares)*		*(in Baht)*	
Basic earnings per share	6,496	5,649	3,201	3,201	2.03	1.76
The effect of dilutive potential shares	-	-	-	-	-	-
Diluted earnings per share	**6,496**	**5,649**	**3,201**	**3,201**	**2.03**	**1.76**


SHIN
CORPORATION

	Separate financial statements For the year ended 31 December					
	Net profit attributable to holder of the Company		Weighted average number of shares		Earnings per share	
	2009	2008	2009	2008	2009	2008
	(in million Baht)		*(in million shares)*		*(in Baht)*	
Basic earnings per share	7,777	7,711	3,201	3,201	2.43	2.41
The effect of dilutive potential shares	-	-	-	-	-	-
Diluted earnings per share	**7,777**	**7,711**	**3,201**	**3,201**	**2.43**	**2.41**

28 Dividend paid

In 2008 and 2009, the Company passed the resolution to approve the annual and interim dividend payments as follows:

	For the operation result of	Dividend ratio *(Baht/share)*	Total dividend *(million Baht)*
2008			
- 2007 Annual dividend payment	1 January 2007 - 31 December 2007	0.30	960
- Interim dividend	1 January 2008 - 10 April 2008	1.25	4,002
- Interim dividend	11 April 2008 - 13 August 2008	1.15	3,681
2009			
- Interim dividend	1 January 2008 - 9 April 2008	1.25	4,001
- Interim dividend	10 April 2008 - 13 August 2008	1.15	3,681

29 Financial instruments

The principal financial risks faced by the Group are interest rate risk and exchange rate risk. The Group borrows at fixed and floating rates of interest to finance its operations. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in exchange rates and interest rates, the Group makes use of derivative financial instruments.

The objectives of using derivative financial instruments are to reduce uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Interest rate exposures are managed through interest rate swaps taken out with commercial banks and foreign exchange forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are governed by corporate the Group's policy, which has established limits by transaction type and by counterparty.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval of the management before execution.

Management of currency and interest rate exposures is the responsibility of the Corporate Finance Department. Management reports contain details of cost and market value for all derivative financial instruments including forward contracts and cross currency and interest rate swap. For the investment, the Group has guideline to short-term investment which specifies the policy for group short-term investment as well as the level of acceptable risk undertaken by counterparty type.

Foreign currency risk

As at 31 December 2009 and 2008, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and cross currency interest rate swap and foreign currency options as follows:

	Consolidated financial statements			
	2009		2008	
	Foreign currency *(Unit: million)*	*(in million Baht)*	Foreign currency *(Unit: million)*	*(in million Baht)*
Assets				
US Dollars	39	1,281	57	1,977
Australian Dollars	16	463	13	311
New Zealand Dollars	7	155	5	95
KIP	39,381	154	54,709	224
Singapore Dollars	-	-	-	1
Indian Rupees	270	184	292	198
Japanese Yen	9	3	5	1
Indonesia Rupiah	314	1	-	-
Total		**2,241**		**2,807**
Liabilities				
US Dollars	69	2,317	302	10,592
Australian Dollars	18	537	15	360
New Zealand Dollars	1	25	4	90
KIP	90,419	362	50,385	207
Singapore Dollars	-	4	-	3
Indian Rupees	45	34	61	47
Indonesia Rupiah	2	-	-	-
Total		**3,279**		**11,299**

The major foreign currency assets represent cash at bank, accounts receivable and deposits. The major foreign accounts currency liabilities represent, trade accounts payable, accounts payable - equipment, accrued expenses, and borrowings.


SHIN
CORPORATION

Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

Liquidity risk

The Group monitors its liquidity risk and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group's operations, including finding short term credit facility from various banks for reserve in case of necessary and to mitigate the effects of fluctuations in cash flows.

Fair value of other financial instruments

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The carrying amount of cash and cash equivalents, current investments, trade accounts receivables, amounts due from related parties, short-term loans and advances to related parties, trade accounts payable, accounts payable-property and equipment, amounts due to related parties, short-term borrowings, other current assets and other current liabilities are assumed to approximate their fair value due to the short maturities of these instruments. The fair values of long-term borrowings and debentures are provided in note 16.

30 Contingent liabilities and commitments

a) Operating Agreement commitments ITV Public Company Limited ("ITV")

On 7 March 2007, ITV received the letter of termination of the Operating Agreement from the PMO. This caused the following disputes that are currently under the process of consideration.

1. **A case in which ITV is the plaintiff** regarding to the arbitration institution dispute No. 46/2550 whereby the PMO's unduly termination of the Operating Agreement which was wrongfully performed in breach of the Operating Agreement and against the law, including the arbitration institution dispute No. 1/2550 on 4 January 2007 which is the disputes of the payment of the program penalty fee and interest in the total amount approximately Baht 100,000 million. Both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

2. **A case in which ITV is the defendant** whereby the PMO demanded that ITV make the payment of the program penalty fee, interest, approximately totaling Baht 100,000 million in Black Case No. 640/2550. Later, on 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the aforesaid case in order to allow the parties to the Operating Agreement to use the arbitration proceeding for Cases No. 1/2550 and No. 46/2550.

This shall be subject to the judgment of the Court which may vary from the estimated amount defined in the financial statements, affecting the amount of income, expenditure, assets and liabilities, and disclosure information regarding assets and unpredictable liabilities.


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in ADVANC which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is an indirect jointly-controlled entity of THCOM, which was established under the terms of a Jointly-controlled entity Contract dated 8 October 1996, signed by Laos PDR and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Jointly-controlled entity Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging within the Laos PDR for 25 years. Currently, Shenington Investment Pte Limited ("Shenington"), which is a 51% jointly-controlled entity of THCOM, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, THCOM has to transfer all of LTC's shares to Laos PDR without any charges. According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 31 December 2009, LTC has remaining additional investment of approximately USD 113 million *(31 December 2008: USD 149 million)*.

c) Capital commitments

As at 31 December 2009, the Group's capital expenditure contracted but not recognized in the consolidated financial statements (Company: nil) was from Shenington Group amounting to USD 11 million (approximately Baht 379 million) *(31 December 2008: USD 15 million (approximately Baht 540 million))* in the proportionate consolidation basis.

d) Contingencies

Dispute of ITV

ITV is a defendant in various legal actions, which were occurred before the revocation of the Operating Agreement, from operate a television broadcasting station that court case from doing news and trading. In the opinion of the directors, after taking appropriate legal advice, the outcome of such actions will not give rise to any significant loss. ITV has not recorded any provisions for these legal cases.


SHIN
CORPORATION

The dispute between ITV and the PMO relating to the Operating Agreement

The sequence of the dispute between ITV and the PMO

On 30 January 2004, the arbitration award granted by the arbitration panel on the dispute between ITV and the PMO in accordance with the Operating Agreement can be summarised as follows:

1. The PMO shall indemnify ITV in the amount of Baht 20 million;

2. The operating fee to be paid shall be reduced and adjusted by reducing the operating fee to 6.50% (from the original rate of 44%) of gross revenue or the minimum guarantee of Baht 230 million (reduced and adjusted from the original operating agreement of the 8th year of Baht 800 million, the 9th year of Baht 900 million, and the 10th - 30th year of Baht 1,000 million each year), whichever is higher, starting from 3 July 2002;

3. The PMO shall return parts of the minimum guarantee of Baht 800 million paid by ITV subject to conditions during the arbitration proceedings on 3 July 2003. The amount to be returned is Baht 570 million;

4. ITV is eligible to broadcast its television programmes during the prime time (7.00 p.m. - 9.30 p.m.) without being restricted to news, documentaries and social benefit items. ITV must, however, broadcast news, documentaries and social benefit programmes for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

On 27 April 2004, the PMO filed the complaint with the Central Administrative Court for setting aside the arbitral award granted by the arbitration panel.

On 9 May 2006, the Central Administrative Court handed down its ruling regarding the revocation of the arbitration award.

On 7 June 2006, ITV filed an appeal against the verdict of the Administrative Court of the First Instance with the Supreme Administrative Court, and the Supreme Administrative Court received the execution of the judgment.

On 13 December 2006, the Supreme Administrative Court ruled to uphold the judgment of the Central Administrative Court regarding on revocation of the arbitral award dated 30 January 2004. As a consequence of that ruling, ITV has to follow the previous terms and conditions as specified in the Operating Agreement on the following:

1. ITV is required to change its television programmes to be in line with Clause 11 of the Operating Agreement which covers the combination of news, documentaries and social benefit programmes which shall not be less than 70% of total air-time, and all programmes broadcasted during the prime time (7.00 p.m. - 9.30 p.m.), have to be these kinds of programmes.

2. ITV is required to follow Clause 5 (the operating fee to be rate of 44% and the minimum guarantee of Baht 1,000 million) of the Operating Agreement in respect of payment of operating fee to the PMO.


SHIN
CORPORATION

On 14 December 2006, the PMO issued a letter dated 14 December 2006 claiming that ITV should:

1. ITV is required to alter the television programming in order to comply with Clause 11 of the Operating Agreement.

2. ITV is required to pay the unpaid operating fee totalling Baht 2,210 million, for the 9th operating year (the Seventh Payment) in the amount of Baht 670 million, the 10th operating year (the Eighth Payment) in the amount of Baht 770 million and the 11th operating year (the Ninth Payment) in the amount of Baht 770 million plus 15% interest per annum on the unpaid operating fee, calculated on a daily basis from the date the payment become overdue.

3. ITV is required to pay the penalty fee in accordance with Clause 11, second paragraph, of the Operating Agreement from 1 April 2004 to 13 December 2006 at the rate of 10% of the annual operating fee, calculated on a daily basis from the date the payment become overdue. As ITV had not scheduled programmes following Clause 11, first paragraph, the penalty fee for breach determined by the PMO is in the amount of Baht 97,760 million (ITV changed its programming schedule following the Supreme Administrative Court's judgment on 14 December 2006).

The PMO demanded that all payments must be paid within 45 days of the receipt of such notice (received on 15 December 2006). In the event that ITV fails to repay such amount within the allocated period of time, the PMO will have to act in accordance with the terms of the Operating Agreement and any relevant law.

On 21 December 2006, ITV sent a letter to the PMO which can be summarised as follows:

1. ITV has altered the television programming in compliance with Clause 11 of the Operating Agreement since 14 December 2006.

2. ITV was not at default for the payment of the operating fee since the operating fee amounting to Baht 230 million was paid to the PMO in accordance with the arbitral award. Since the arbitral award was bound to both parties under Clause 15 of the Operating Agreement, ITV had no liability on interest of the operating fee during the period that the arbitral award was granted until the Supreme Administrative Court's judgment was handed down.

3. ITV disagreed with the PMO on the issue of the penalty fee amounting to Baht 97,760 million with the 45 days payment period as follows:

   3.1 ITV has not breached the Operating Agreement because ITV has complied with Clause 15 of the Operating Agreement which states that "The arbitral award shall be bound to both parties", the last paragraph in Clause 30 of the Arbitration rules of Judiciary Office and the second paragraph of Section 70 of Act on Establishment of Administrative Courts and Administrative Court Procedure, B.E. 2542. Consequently, the alteration of television programming from 1 April 2004 to 13 December 2006 (the date that the Supreme Administrative Court's judgment was handed down) has duly complied with the Operating Agreement and law.

   3.2 As to the Operating Agreement regarding the penalty fee incurred on the alteration of television programming, the PMO has the right to terminate the Operating Agreement. However, in order to comply with the arbitration proceeding as stated in section 3.1, if it is apparent that ITV breaches the Operating Agreement, the PMO shall be entitled to terminate the Operating Agreement if the process of settlement of dispute becomes

3.3 The Supreme Administrative Court gazette No. 78/2549 dated 13 December 2006 stated that "Regarding the matter of the penalty, the parties have to resolve these themselves, and if the dispute cannot be resolved, the statement of claims is required to be filed in accordance with the procedure defined in the Operating Agreement".

3.4 The issue of interest and the penalty incurred from the alteration of television programming had not been finalised since it was not an issue raised for consideration by the Supreme Administrative Court. Therefore, if the parties had any controversy thereon and it cannot be resolved, the statement of claims shall then enter into arbitration proceeding in accordance with Clause 15 of the Operating Agreement stating that "If any dispute or controversy arises in connection with this Operating Agreement, both parties shall agree to submit the said dispute for arbitration, and the Arbitration Committee's award shall be final and binding".

ITV and its legal consultant viewed that the calculation of the penalty of the PMO was not in compliance with the objective of the Operating Agreement. The penalty should be calculated at Baht 274,000 per day as a maximum amount, not Baht 100 million per day as stated by the PMO. However, if the penalty fees are charged, the penalty for the period from 1 April 2004 to 13 December 2006 should be Baht 268 million, not Baht 97,760 million as claimed to be paid and led to cancellation of agreement by the PMO.

With regard to the interest on the unpaid operating fee claimed by the PMO, ITV and its legal consultant is of the opinion that during the period that ITV complied with the arbitral award, ITV neither had a liability to settle the debt nor was at default to pay the operating fee since the operating fee of Baht 230 million was paid in accordance with the arbitral award. The arbitral award become binding on both parties under Clause 15 at the time it comes into force, since ITV was not at default in the payment of the operating fee or make the delay payment. In addition, the PMO has not requested provisional remedial measures from the Court to order ITV not to comply with the arbitral award in such period of time. Consequently, ITV has no liability for the interest of the operating fee and the PMO has no right to claim for the unpaid operating fee during the period that the arbitral award was valid and the judgment of the Central Administrative Court was not enforceable during the period that the appeal was submitted to the Supreme Administrative Court.

On 4 January 2007, referring to the penalty for alteration of television programming and interest of overdue operating fee, ITV filed the statement of claim, Black Case number 1/2550, to the Arbitration Institute. With regard to operating fee in the amount of Baht 2,210 million, ITV has the opinion that in order to comply with the Operating Agreement and to compromise with the PMO not to terminate the Operating Agreement affecting ITV's business. ITV proposed that the PMO to pay the amount of Baht 2,210 million with the condition that the PMO shall enter into the arbitration proceeding seeking the arbitral award on the penalty fee and interest of the operating fee. Nevertheless, the PMO did not accept the said proposal on 31 January 2007.

On 2 February 2007, ITV submitted a letter to the Prime Minister appealing for justice proposing that the PMO accept the operating fee in the amount of Baht 2,210 million and enter into the arbitral proceedings on the issue of the penalty fee and interest.


SHIN
CORPORATION

On 13 February 2007, the PMO did not accept the said proposal. As a result, ITV's proposal shall not be enforceable from the date that the PMO rejected ITV's proposal in writing and ITV had no onward liability on its proposal onward in accordance with Section 357 of the Civil Code. Thereafter, the Central Administrative Court made an order striking out the case, Black Case number 640/2550 dated 22 June 2007 from the Case List. The Court ruled that the PMO's claimant stating that ITV accepted the unpaid ebts of Baht 2,210 million cannot be viewed as ITV accepting liability because it was an options proposed by ITV which it had not become final, and thus considered as a dispute to be enter into arbitration proceedings.

On 20 February 2007, ITV issued a complaint to prescribe provisional remedial measures, and a complaint of compelling urgency was filed with the Central Administrative Court. The following matters are as follows:

1. ITV requested the Central Administrative Court to rule that the right to terminate the Operating Agreement of the PMO will be revoked during the period that the penalty fee was incurred from the change of television programming, and interest of the unpaid operating fee of approximately Baht 100,000 million will not be paid until the arbitral award is granted and the dispute becomes finalised.

2. ITV requested the Central Administrative Court to specify the grace period to make the payment of the unpaid operating fee amounting to Baht 2,210 million within 30 days of the date of the receipt of the Court order.

On 21 February 2007, the Central Administrative Court ordered the rejection of the complaint to prescribe provisional remedial measures and the complaint of compelling urgency. The Court ruled that in the case of the PMO's right of termination of Operating Agreement, ITV was entitled to claim for damages arisen from such termination if ITV viewed that such termination was incorrect. In respect of the fact that the PMO requested ITV to pay the penalty fee and interest of the operating fee as well as requested the Court demanding ITV to pay the operating fee amount of Baht 2,210 million to the PMO within 30 days from the date that the Court had granted the order, the Court opinioned that it was the case that such issues shall be mutually negotiated between ITV and the PMO. If ITV viewed that ITV should not be bound to pay or requested to provide debt settlement, ITV was eligible to process under the Operating Agreement and legal proceeding. Therefore, the Court did not deem it necessary to prescribe provisional remedial measures to ITV during the time that such process was being made. The order of the Central Administrative Court shall be deemed final and cannot be further appealed.

On 7 March 2007, the letter of revocation of the Operating Agreement was sent by the PMO requesting the Company to repay the debt and return all operations assets under the operating agreement back to the PMO within the period specified by the PMO in accordance with the Cabinet resolution passed on 6 March 2007. Such termination caused ITV to cease carrying on the business of the UHF television broadcasting station.

On 28 March 2007, ITV sent a letter to the PMO disputing that the termination of the Operating Agreement exercised by the PMO demanding that ITV pay the debts of approximately Baht 100,000 million was not in compliance with the law and terms of agreement. The reason is that ITV has not breached the Operating Agreement and disagreed with the said revocation. The termination of the Operating Agreement harmed ITV's business operations which shall be the responsibility of the PMO, and ITV reserved its right on any further legal action against the PMO.


SHIN
CORPORATION

On 30 March 2007, the PMO filed against ITV for the complaint to the Central Administrative Court in Black Case No. 640/2550 requesting that ITV pay unpaid operating fee of Baht 2,210 million, the 12th operating fee of Baht 677 million (counted from the date the arbitration panel judged the arbitral award to 7 March 2007), interest of overdue operating fees of Baht 562 million (counted from the date the arbitration panel judged the arbitral award to the date of requesting of the order, 30 March 2007), adjusting of television program fee of Baht 97,760 million, and the undelivered value of assets under operating of Baht 656 million with 7.5% of the interest of the undelivered value of assets counted from the requested date until ITV repays in full. The undelivered value of assets fee is a new issue that the PMO has previously not raised. The aggregated amount is Baht 101,865 million.

On 8 May 2007, ITV filed against the PMO for the complaint to the Central Administrative Court in the Black Case No. 910/2550 requesting that the PMO pay the compensation in the amount of Baht 119,252 million in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages.

On 9 May 2007, ITV filed the statement of claim, Black Case number 46/2550, with the Arbitration Institute seeking an arbitral award granted by the arbitration panel to rule that the Operating Agreement terminated by the PMO was not in accordance with law and the terms of Agreement, the PMO 's claim for ITV for payment of the operating fee (fraction), interest, penalty fee and value of undelivered assets was incorrect, and compensation shall be paid to ITV by the PMO.

On 30 May 2007, the Central Administrative court ordered the dismissal of the Black Case number 910/2550 filed by ITV in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages. The reason for the dismissal of the case was its expiry by law (10 years).

On 22 June 2007, the Central Administrative Court passed an order striking out Black Case number 640/2550 in which the PMO demanded that ITV pay the operating fee, interest, penalty fee and value of undelivered assets from the Case List, so that the parties of the Operating Agreement shall enter into arbitration proceedings as specified in the Operating Agreement. On 24 July 2007, the PMO filed and appeal against the verdict of the Central Administrative Court (of the First Instance) with the Supreme Administrative Court regarding revocation of Black Case number 640/2007 by the Central Administrative Court. In addition, the PMO also issued a complaint to prescribe provisional remedial measures in order to stop arbitration proceedings and await for order of the Supreme Administrative Court.

On 11 July 2007, ITV appealed to the Supreme Administrative Court for the Central Administrative Court's order to dismiss Black Case number 910/2550 because of its expiry. (The case No.910/2550 was the issue that ITV filed the dispute against the PMO in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages and claim to be paid for damages from the PMO in the amount of Baht 119,252 million.)

On 24 July 2007, the PMO filed and appeal against the verdict of the Central Administrative Court (of the First Instance) with the Supreme Administrative Court regarding revocation of Black Case number 640/2007 by the Central Administrative Court. In addition, the PMO also issued a complaint to prescribe provisional remedial measures in order to stop arbitration proceedings and await for order of the Supreme Administrative Court.


SHIN
CORPORATION

On 29 October 2007, ITV filed a complaint to prescribe the provisional remedial measures to the Central Administrative Court to prescribe provisional remedial measures and the complaint in the case of compelling urgency filed. The complaint was to request the Court to order that the Public Television Bill shall not become effective. The said Bill was approved in principle by the Cabinet and shall be brought to be considered by rules to drop the draft bill on the Thai Public Television Broadcasting Station Act ("TPBS") which was approved by the Cabinet on 24 April 2007 and shall be submitted to the National Legislative Assembly ("NLA") on 31 October 2007. ITV contested that if the Bill is approved and becomes enforceable, neither the award granted by the Arbitration Committee nor the judgment given by the Administrative Court on the dispute or case arisen between ITV and the PMO after 31 October 2007, which one of the claims that ITV claimed against the PMO to indemnify for damages and grant ITV of the operating right to re-operate the UHF Broadcasting Television Station for the remaining period as specified in the Operating Agreement shall not be effective for final approval before its effective announcement. The reason is that all assets including rights, obligations and encumbrance of the Company shall be transferred to the government subject to Section 56, Transitory Provisions of the Bill. Consequently ITV then requested the Central Administrative Court to commence urgent proceedings and rule that the Bill shall not be brought for the NLA' s consideration in accordance with any method that the Court shall deem appropriate until the case becomes final or the Court passes other judgment.

On 30 October 2007, the Central Administrative Court rejected the complaint clarified that the approval process of the Bill taken by the NLA is a legislative power under the Constitutional Law, not acting as the administrative power, therefore, the Court is unreasonable and insufficient to make an order forbidden the undertaking of the NLA to cancel the aforesaid complaint of ITV for the reason that NLA is not the Administrative Government agency, but it act as a State Legislative Assembly Council Authority which the Administrative court has no access right to prohibit its bill approval process. In addition, since the said disputes are currently on the account of the Arbitration Committee or the court is on the process of consideration of ITV cases, the Central Administrative Court shall then be deemed unreasonable to prescribe the provisional remedial measures as ITV's complaint. The Administrative court remedial measures shall not be appropriated in the meantime.

On 31 October 2007, the said bill was approved by the NLA and its effective date shall be announced by the government gazette at a later stage. Nevertheless, the other claims of ITV that claimed the PMO indemnify for damages by paying the damages amount will remain valid if in case the court rules in favour of ITV in the existing lawsuits.

On 14 November 2007, the Supreme Administrative Court reaffirmed the Central Administrative Court's order in dismissing the case No. 910/2550 due to its expiry (10 years). Such case was filed by ITV requesting the PMO to pay the amount of Baht 119,252 million regarding the invalidity of Article 5 pa.4 due to the PMO did not propose to the cabinet for approval caused ITV's damage.

On 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the referenced case in order to allow the parties to the Operating Agreement to use the arbitration proceeding. Accordingly, that ITV submitted the arbitration institution dispute No. 1/2550 to the arbitration institution on 4 January 2007, (prior to the termination of the Operating Agreement) seeking the ruling on the fine for the adjustment of the broadcasting schedule and the interest on the difference of the minimum operating fee, and the arbitration institution dispute No. 46/2550 on 9 May 2007, (after the termination of the Operating Agreement) with regard to PMO's illegally terminating the Operating Agreement in breach of the Operating Agreement and against the law, and both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

On 15 January 2008, the State Legislative Assembly Council Authority announced Thai Public Television Broadcasting Station Act ("TPBS") effective date by law, being 15 January 2008. The Bill granted by the Arbitration Committee nor the judgment given by the Administrative Court on the dispute or case arisen between ITV and the PMO, for which one of the claims ITV made against the PMO to indemnify for damages and grant ITV of the operating agreement right to re-operate the UHF Broadcasting Television Station for the remaining period as specified in the Operating Agreement, shall not be effective. The reason is that all assets including rights, obligations and encumbrance of ITV shall be transferred to the government subject to Section 57, Transitory Provisions of the Bill. Nevertheless, the other claims of ITV made to the PMO to indemnify for damages by paying such damages amount still be valid if the court rules in favourable of ITV lawsuit cases.

On 3 March 2008, ITV filed the complaint with the Arbitration Institution for including black case No.1/2550 and black case No.46/2550 as one case which is under the consideration of the Arbitration Institution.

On 7 March 2008, ITV Arbitrator for those 2 cases is approved.

The contingent liabilities and the accounting recognition of the dispute between ITV and the PMO

After the Supreme Administrative Court's judgment on revocation of the arbitration award on 13 December 2006 and the dispute between ITV and the PMO, the contingent liability are as follows:

1. **In regard of the penalty arising from the alteration of television programming**

   The said liability has not been recorded in ITV's financial statements as the Black Case number 640/2550 filed by the PMO demanding that ITV pay the operating fee, interest, the penalty fee and value of undelivered assets was dismissed by the Central Administrative Court which shall await the arbitral award the Black Case number 1/2550 granted by the arbitration panel and the final legal proceeding.

2. **In regard of the operating fee of the 9th, 10th and 11th year amounting to Baht 2,210 million and 15% interest of such amount**

   Since quarter ended 31 December 2006, the provision for unpaid operating fee amounting to Baht 2,210 million plus 15% interest from the date that the arbitral award was revoked by the Supreme Administrative Court, as of 13 December 2006 was recorded in the consolidated financial statements. The reason is that ITV proposed condition to pay such amount to the PMO and brought the issue of the penalty fee and interest into the arbitral proceeding under the Operating Agreement. Thereafter, in the first quarter of 2007, the PMO did not accept the said payment; it shall be deemed that ITV's proposal was not mutually accepted. ITV thus had no liability on the operating agreement fee amounting to Baht 2,210 million plus 15% interest per annum. In addition, the Central Administrative Court made the order striking out the case No. 640/2550 in which the PMO demanded that ITV pay the operating agreement fee, interest, the penalty fee and value of undelivered assets out of the Case List, so that the disputes shall be brought into the arbitration proceeding and legal process by the Operating Agreement to be finalised.


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CORPORATION

3. Value of undelivered assets

The undelivered asset in the amount of Baht 656 million plus 7.50% interest per annum of the undelivered asset from the date that the case was filed to the Court until the said amount is fully paid. The PMO has not requested ITV to pay such amount. Consequently, ITV has no liability to further deliver such asset. In addition, the Central Administrative Court made the order striking out the said case out from the Case List, therefore, the said items have not been recorded by ITV. Since the value of asset claimed by the PMO is only the business estimation comprising income, expense, profit, tax and investment asset, which terms regarding the asset only stated that ITV is required to procure the asset for the undertaking of UHF Television Broadcasting Station to cover the population at the rate of 96.72% of the population in the country without the condition of value of required asset and ITV has complied with such requirement, therefore, ITV has neither liability to procure asset nor indemnify to the PMO.

ITV is awaiting to hear the arbitral award ruling on the said contingent liabilities for Black Case No. 1/2550 and the compensation of damages arisen from illegal termination of agreement Black Case No. 46/2550. It shall be dependent on the judgment which cannot be predicted.

However, ITV has already recorded provision for unpaid operating fee amounting to Baht 2,891 million and interest from the date that the arbitral award was revoked by the Supreme Administrative Court amounting to Baht 1,265 million in these financial statements, of which Baht 433 million was loss on provision for interest of the unpaid operating fee for the year ended 31 December 2009 (2008: Baht 433 million).

e) Assessment for income tax in India

The Tax Authority in India (the said Authority), has held that the payments received by THCOM for providing Transponder Services ("TPS") to its Indian Customers and non-resident customers targeting Indian audience ("the Customer") was Royalty under both the Indian Income Tax Act ("the Act"), and the Double Taxation Avoidance Agreement between Thailand and India ("the DTAA") and subject to withholding tax at the rate of 15% on gross basis, but THCOM considered income from Transponder Services to be business income, and as THCOM does not have permanent establishment in India, such incomes are not taxable in India.

The Tax Authority has raised the tax demand including surcharge and education cess aggregating Rs. 612 million (approximately Baht 462 million) exclusive of interest amounting to Rs. 93 million (approximately Baht 70 million) against the said payment received by it from the customers for the Assessment Year ("AY") 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs. 325 million (approximately Baht 245 million) for AY 1998-99 to 2001-02.

From Authority's letter dated 22 August 2008, the Authority had asked for payment of the said income tax including interest for late payment amounting to Rs. 83 million (approximately Baht 63 million) (calculated up to the ended of August 2008). And from Authority's letter dated 3 December 2008, the authority raised the tax demand for AY 2006-07 including related interest amounting to Rs. 23 million (approximately Baht 17 million).

THCOM had received Withholding Tax Certificates ("WTC") from its Customers until AY 2007-08 net amounting to Rs. 488 million (approximately Baht 369 million). THCOM had also deposited Rs. 405 million (approximately Baht 306 million). In February 2009, THCOM paid additional deposit Rs. 23 million (approximately Baht 17 million). As the result, deposit is totally Rs. 428 million (approximately Baht 323 million). THCOM presents the deposit as non-current assets in the Balance Sheet.

Since the management and Tax Advisor in India are of the opinion that the income from the TPS is not subject to Tax in India, THCOM did not make any provision for the liability against the balance amount of Rs.220 million (approximately Baht 166 million), payable to the said Authority.

On 16 October 2009, the Income Tax Appellate Tribunal ("ITAT") (Special Bench) pronounced its decision on THCOM's appeal against the order of the Income Tax Authority of India and Commissioner of Income Tax (Appeals) ("CIT (A)") on the issue whether the income from transponder service is a royalty or a business income that the income from transponder service is a royalty and subject to withholding tax at the rate prescribed by law, and the use of transponder service constitutes the use of a process. However, the decision related to the income tax and interest thereon only, and did not include the issue of penalty and interest thereon, which is still pending before ITAT.

However, THCOM's tax consultant in India is of the opinion that the decision of the ITAT (Special Bench) is likely to be incorrect as it is not in accordance with the decision of the High Court on telecom service which can be used as precedent by analogy and the decision in the PanAmSat International Systems Inc. case and should be challenged before the High Court, and THCOM intends and is proceeding to file an appeal against the ITAT (Special Bench) decision with the High Court within 120 days as required by laws. In December 2009 THCOM has filed an appeal with the High Court. Therefore, THCOM's management takes the view that THCOM's income is not taxable in India and the case will be decided in THCOM's favour on appeal.

If the Supreme court decides finally that THCOM's income is taxable in India, the total tax liability demanded by the Authority of Rs. 747 million (approximately Baht 565 million) which will be charged as expense immediately, but THCOM will not be required to make any additional tax payment as the amount of WTC and the deposit made by THCOM fully cover the tax demand. This, however, does not include the Penalty and the interest related to the Penalty already assessed in the amount of Rs. 388 million (approx. Baht 293 million) which will be charged as expenses if there is a final judgement that THCOM is liable for Penalty and interest related to such Penalty, which THCOM has already placed deposit against part of the Penalty and interest related to such Penalty leaving the total liability for Penalty and interest related to such Penalty in the amount of Rs. 220 million (approx. Baht 166 million) as stated in the preceding paragraphs together with interest at the maximum rate not exceeding one (1) percent per month as from the date of receipt of the Demand Notice until the date the payment.

However, even though it has been decided that the income from transponder service is a Royalty, if THCOM did not conceal any income or intentionally declared incorrect amount of income in its income tax returns, the Penalty and interest imposed on THCOM may be set aside.

f) Obligation from shares buy back options of THCOM

On 23 October 2003, THCOM and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to THCOM, with the condition that THCOM has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, THCOM has the right to refuse. If the offered price per share is the higher of the equal of USD1 or fair market value at offering date, THCOM has to purchase those shares from Codespace Inc. THCOM believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of THCOM, the value of iPSTAR's shares is higher than USD1, therefore, the Group does not recognise this obligation as its liabilities in these financial statements. As of 31 December 2009, the remaining share option was 0.63 million shares *(31 December 2008: Baht 0.63 million shares).*


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g) Operating agreement commitments

Certain subsidiary and jointly-controlled entities have obtained operating agreement from government agencies, both in Thailand and other countries for the operation of satellite services, internet services and mobile telephone networks. Under the terms of the operating agreement, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

Thaicom Public Company Limited ("THCOM")

THCOM was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The operating agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, THCOM must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. As at 31 December 2009, the remaining minimum operating agreement fee was Baht 864 million *(As at 31 December 2008: Baht 934 million)*. In addition, THCOM, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

Mfone Company Limited ("Mfone")

Mfone, an indirect jointly-controlled entity of THCOM in Cambodia, has obtained an operating agreement from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Mfone will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (note 12).

h) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancelable operating leases as at 31 December (Company: nil) are as follows:

	Consolidated financial statements	
	2009	2008
	(in million Baht)	
Not later than 1 year	313	354
Later than 1 year and not later than 5 years	431	412
Later than 5 years	136	160
Total	**880**	**926**


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i) Obligation under "Financing and Project Agreement"

LTC, an indirect jointly-controlled entity of THCOM, entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organization in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 323 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognized the network assets relating to Phase VI and the related portion of the loan in these financial statements because the project has not commenced yet.

31 Significant events of the Group

31.1 Significant events of Advance Info Service Public Company Limited and its Group ("ADVANC")

a) Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), ADVANC has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("DTAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC.

On 31 August 2007, TOT Public Company Limited ("TOT") has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to ADVANC informing that ADVANC should wait for the final judgment of the Administrative Court. Should ADVANC undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise ADVANC's related actions and ADVANC must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, ADVANC's management is of the opinion that non-compliance by ADVANC with the IC agreements shall be deemed violating the said NTC announcement. Therefore, ADVANC has decided to comply with the IC agreements in line with the current legal provisions.

According to the agreement to operate cellular mobile telephone service, ADVANC has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, ADVANC had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, ADVANC anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. ADVANC calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of NTC and a negotiation between TOT and ADVANC. ADVANC will make adjustment in the financial statement in the period when the issue has been agreed. ADVANC's management is certain that it will not incur significant expense more than the revenue sharing amount which ADVANC has recorded.

On 30 December 2008, TOT has notified in writing to ADVANC that result of the negotiation between TOT and ADVANC regarding rate and calculating method of the revenue sharing can not be concluded and requested ADVANC to remit the revenue sharing incurred from the interconnection charge since January [illegible] June 2008 for the amount of Baht 761 million based on the rate and calculation method of ADVANC within 30 December 2008. ADVANC has remitted the revenue sharing to TOT on 30 December 2008. For the interconnection charge since July 2008 up to the present, ADVANC and TOT shall set up the negotiation committee in order to get a conclusion for this case. During this period, while the said case is pending the final consideration, it shall use the above basis proposed by ADVANC.

b) Significant event of ADVANC and Digital Phone Company Limited

ADVANC

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT, who is the Telephone Organization of Thailand at that time, and ADVANC after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

* "... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.


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* The above clauses in "…" represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

** "…the assignment of the rights and duties by Total Access Communication Public Company Limited ("DTAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and DTAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

** The above clauses in "…" represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.


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c) Significant commercial dispute and litigations

ADVANC

Between ADVANC and TOT

On 22 January 2008, TOT submitted a dispute Black Case No. 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding ADVANC to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the outcome of the said dispute shall be in favour of ADVANC and have no material impact to the financial statements of ADVANC because this amount is the same as an excise tax that ADVANC had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, ADVANC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that ADVANC has fully complied with the Cabinet's resolution and ADVANC's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited

1) On 9 January 2008, CAT submitted a dispute Black Case No. 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

   On 1 October 2008, CAT has submitted the revision of petition to adjust on amount of claimed to Baht 3,410 million which penalty fee calculated from the outstanding revenue sharing up to January 2008 for Baht 790 million and value added tax Baht 171 million.

   At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Moreover, CAT has sent letter no. CAT 603 (Kor Tor.) 739 notifying DPC to comply with such Cabinet's resolution. Thus, DPC has correctly and fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.


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2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT, CAT, DPC, and Truemove by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting from the 6th operation year as DTAC had received from TOT.

   On 12 October 2006, TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

   On 29 July 2008, CAT submitted a dispute Black Case No. 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th - 10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

   On 15 October 2009, CAT submitted a dispute no. black 96/2552 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 22 million (additional consideration of the 11th operation year) including the penalty at the rate of 1.25 percent per month which calculated up to 15 October 2009, total amount of claim Baht 26 million.

   At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 138 million which DPC has recorded as payable under the Agreement for operation in its financial statement but has not recorded the penalty for overdue payment, as the management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC since DPC has correctly and fully complied with the law and the relating Agreements in all respect.

3) On 3 February 2009, CAT has submitted a dispute under Black Case No. 8/2552 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC to deliver and transfer ownership of 3,343 towers including 2,653 equipment of power supply under the Digital PCN ("Personal Communication Network Agreement"). Failure to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that all disputed assets, towers and the equipment of power supply are not the property as stipulated in the Agreement.

   At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. However, ADVANC's management believes that the outcome of this dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC since DPC has correctly and fully complied with the law and the relating Agreements in all respects.


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AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT has submitted the Black Case no. 1245/2551 to the Civil Court against ADVANC as the defendant No.1 and AIN, a subsidiary of ADVANC, as the defendant No.2 requesting ADVANC and AIN to pay compensation with interest rate at 7.5% per annum for damage up to the date of case submission equalling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by ADVANC and the subsidiary during 1-27 March 2007 through ADVANC subscriber by using the symbol "+" dialling from no.005 of AIN instead of No. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted a petition revision to adjust compensation for Baht 583 million (including interest) because CAT has damaged consecutively until 7 March 2008. On 19 November 2008, CAT has submitted the order of provisional remedial measure before delivery of judgment to cease ADVANC and AIN to transfer the traffic 001 or symbol "+" of CAT to traffic 005 of AIN. On 26 February 2009, The Civil Court has dismissed the CAT's request and on 20 March 2009, CAT has appealed such dismissal.

On 17 December 2009, The Civil Court has dismissed the case as the facts cannot be proved that CAT has either an exclusive right to use the symbol "+" or the right to prohibit AIS and AIN to use the symbol "+" and it cannot also been proved that the changing of the connection setting of the international direct dialing service from using the symbol "+" for the code 001 of CAT to "+" for the code 005 of AIN has caused mistaken to the subscribers who use international direct dialing service that they are using the code 001 of CAT, therefore, the acts of AIS have not infringed any right of CAT and also of AIN which CAT alleged to jointly commit the wrongdoing with AIS have not infringed the right of CAT as well.

However, the Court has allowed CAT to appeal the said judgment within 18 March 2010.

31.2 Significant event of Thaicom Public Company Limited and its Group ("THCOM")

On 19 April 2007, Mr. Supong Limthanakul brought legal actions against the National Telecommunications Commission ("NTC"), the office of the NTC and the Ministry of Information and Communication Technology ("MICT") in the Central Administrative Court ("CAC") on the ground that the three state agencies neglected to perform their duties in overseeing whether THCOM has been carrying on its telecommunications business lawfully after the sale of the Company's shares to the new shareholder.

CAC issued an order dated 8 April 2009 making THCOM the fourth respondent in order to allow THCOM to file the Reply to the petitioner's claim including evidence, documentary or otherwise to CAC and THCOM filed the Reply and supporting evidence in July 2009

THCOM is of the opinion that it will not be adversely affected in any way as the actions were brought against NTC, office of the NTC and MICT for neglecting to perform their duties and will not constitute a cause for terminating the operating agreement as THCOM has fully complied with the terms and conditions of the operating agreement.


SHIN
CORPORATION

32 Bank guarantees

As at 31 December 2009, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 656 million, USD 4 million *(As at 31 December 2008: Baht 631 million and USD 44 million)* on a consolidated basis.

33 Reclassification of accounts

Certain accounts in the 2008 financial statements have been reclassified to conform to the presentation in the 2009 financial statements as follows:

	Consolidated financial statements			Separate financial statements		
	Before Reclass.	Reclass.	After Reclass.	Before Reclass.	Reclass.	After Reclass.
			(in million Baht)			
Balance sheet						
Cash and cash equivalents	2,729	(1)	2,728	792	-	792
Current investments	1,043	399	1,442	935	-	935
Other current assets	506	(5)	501	18	-	18
Long-term investments	413	(388)	25	25	-	25
Unrealised gain from revaluation of investment	-	(5)	(5)	-	-	-
		-			-	
Statement of income						
Cost of sale of goods and rendering of services	7,039	(15)	7,024	-	-	-
Selling and administrative expenses	2,039	(2,039)	-	253	(253)	-
Selling expenses	-	286	286	-	-	-
Administrative expenses	-	1,397	1,397	-	164	164
Director remuneration	28	(28)	-	16	(16)	-
Management benefit expenses	-	221	221	-	105	105
Interest expenses	457	(457)	-	-	-	-
Finance costs	-	635	635	-	-	-
		-			-	

The reclassifications have been made to comply with the notification of the Department of Business Development "*The Brief Particulars in the financial statements B.E. 2552*" dated 30 January 2009.


SHIN
CORPORATION
COMPANY LIMITED

34 Events after the reporting period

New investments in subsidiaries

On 8 January 2010, ADVANC invested in Fax Lite Company Limited of 9,997 ordinary shares with a par value of Baht 100 per share, totaling Baht 999,700. Total shares invested represent 99.97% ownership. The objective of business is to operate in acquiring and/or renting land, building, and related facilities to telecommunication business.

On 8 January 2010, ADVANC invested in i Zone Company Limited of 9,997 ordinary shares with a par value of Baht 100 per share, totaling Baht 999,700. Total shares invested represent 99.97% ownership. The objective of business is to operate IT, and content aggregator businesses.

Increase of Share Capital and Reduction of Share Capital shares of CSL

Increase of Share Capital

At the Board of Directors' meeting of CSL on 17 February 2010, a resolution was passed to approve the issuance of 2,750,000 additional ordinary shares to support the change in the exercise ratio, equivalent to 0.43% of the total issued and paid-up share capital of CSL as of 31 December 2009. As a result of the payment of dividend on 17 February 2010, the exercise ratio of the warrants issued under ESOP Grant 2, Grant 3, Grant 4 and Grant 5 has been affected. The Board of Directors will propose this to the shareholders for approval.

Reduction of Share Capital

At the Board of Directors' meeting of CSL on 17 February 2010, a resolution was passed to reduce the ordinary shares because the warrant of CSL for ESOP-Grant I expired on 13 May 2009 in number of 5,678,038 shares, equivalent to 0.89% of the total issued and paid-up shares capital of CSL as of 31 December 2009. The Board of Directors will propose this to the shareholders for approval.

Dividend payment

The dividend payment of LTC

On 9 February 2010, the Ordinary Shareholders' meeting of LTC passed a resolution to approve the dividend payment from the 2009 operation result in the amount of USD 30 million which including interim dividend from 2009 operation of USD 10 million.


SHIN
CORPORATION

Proposed dividend payment of associates

At the Board of Directors' meeting ADVANC, CSL and subsidiaries of ADVANC, passed resolutions to propose the dividend payment to the General Shareholders meetings to approve as follows:

Company	Date of Meeting	Dividend	Interim dividend paid in 2009 (*Baht/share*)	Amount to be paid (*Baht/share*)	Amount (*in million Baht*)
Associates					
ADVANC (operation result of 2009)	12 February 2010	6.30	3.00	3.30	9,786
ADVANC (special dividend)	12 February 2010	5.00	-	5.00	14,827
CSL	17 February 2010	0.41	0.14	0.27	159
Subsidiaries of ADVANC					
Advanced Contact Center Co., Ltd.	9 February 2010	6.25	-	6.25	170
Advanced Magic Card Co., Ltd.	9 February 2010	7.50	-	7.50	188
AIN GlobalComm Co., Ltd.	9 February 2010	430.00	-	430.00	860

Proposed dividend payment of the Company

On 22 February 2010, the Company's Board of Directors passed the resolution regarding to approve dividend payment to the Company's shareholders as follows:

		Payment (*Baht/share*)	Estimated dividend payment (*in million Baht*)
Interim dividend	for the period from 1 January	1.25	4,001
Special dividend	to 8 April 2010	2.00	6,402
Total		**3.25**	**10,403**

Remark: For the interim and special dividend from the operating result for the period from 1 January to 8 April 2010 is subjected to the approval by the 2010 Annual General Shareholders' meeting of ADVANC which its Board of Directors passed a resolution to call the Annual General Shareholders' meeting for the year 2010 on 8 April 2010 of which there is an agenda of dividend payment for the operating result of the second half of the year 2009 at Baht 3.30 per share and a special dividend at Baht 5.00 per share. The Company expects to realize dividend, after the approval by the Annual General Shareholders' meeting of ADVANC, in the amount of Baht 10,489 million (1,264 million shares; Baht 8.30 per share).

The Company will propose these dividend payments to the 2010 Annual General Meeting of Shareholders for approval.


SHIN
CORPORATION

Summary Translation Letter
To the Stock Exchange of Thailand
February 22, 2010

SH 007/2010

February 22, 2010

Subject: Notification of the resolutions of Board of Directors' Meeting No. 2/2010 regarding the dividend payment and calling the Annual General Meeting of Shareholders for 2010

To: The President
The Stock Exchange of Thailand

Attachment: Notes to the interim dividend payment

According to the Board of Directors Meeting No. 2/2010 of Shin Corporation Plc (the "Company") held on February 22, 2010 at 2.00 p.m. at the Board Room on the 20th floor of Shinawatra Tower 1, 414 Paholyothin Road, Samsennai, Phayathai, Bangkok, the Meeting passed the following resolutions:

1. Certified the Minutes of Board of Directors' Meeting No. 1/2010 held on January 22, 2010.

2. Approved the balance sheet, income statements and cash flow statements for the year ended December 31, 2009.

3. Approved the appointment of the following auditors from KPMG Phoomchai Audit Limited as the Company's auditors for the fiscal year 2010:

   - Mr. Supot Singhasaneh — Certified Public Accountant License No. 2826
   - Mr. Winid Silamongkol — Certified Public Accountant License No. 3378
   - Ms. Somboon Supasiripinyo — Certified Public Accountant License No. 3731
   - Mr. Charoen Phosamritlert — Certified Public Accountant License No. 4068

   Anyone of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG Phoomchai Audit Limited is authorized to delegate another one of its certified public accountants to conduct the audit. The Board also fixed the auditors' fees for the year 2010 at an amount not exceeding Baht 2.19 million, the same amount as the year 2009. The appointment of the Company's auditors and their fees for the year 2010 will be proposed to the Annual General Meeting of Shareholders for 2010 for further approval.

4. Approved the Company's dividend payments for the year 2009 and interim dividend for the period January 1, 2010 to April 8, 2010 as follows:

Dividend payments	Performance Period	Dividend (Baht/Share)	Approximate dividend payment (Baht million)
4.1 Annual dividend for 2009	January 1,2009 – April 9, 2009	1.25	4,001
	April 10, 2009 – August 13, 2009	1.15	3,681
	Total	**2.40**	**7,682**
4.2 Interim dividend payment			
4.2.1 Interim dividend	January 1, 2010 – April 8, 2010	1.25	4,001
4.2.2 Special dividend		2.00	6,402
	Total	**3.25**	**10,403**

Annual dividend for 2009 per 4.1, the Company has already paid total dividend for 2009 at a total of Baht 2.40 per share so there is no additional payment for the year 2009.

The interim dividend payment for the period January 1, 2010 to April 8, 2010 as per 4.2, is subject to dividend received from Advanced Info Services Plc. (ADVANC), which will be approved by ADVANC's Annual General Meeting of Shareholders for 2010 on April 8, 2010. *(Please see the note to the interim dividend payment under Item 4.2 in the attachment.)*

The share registration book to determine the right of shareholders to receive the dividend will be closed on April 21, 2010 and the dividend will be paid on May 4, 2010. The dividends payment for item 4.2 will be proposed to the Annual General Meeting of Shareholders 2010 for further approval.

5. Approved the appointment of directors replacing those who will retire by rotation in 2010.

5.1 The directors who will retire by rotation are as follows:

5.1.1 Mr. Boon Swan Foo	Director, Chairman of the Leadership Development and Compensation Committee, Chairman of the Nomination and Governance Committee, Chairman of the Strategic and Organization Review Committee and Authorized Director
5.1.2 Mr. Arthid Nanthawithaya	Director, Member of the Nomination and Governance Committee and Member of the Strategic and Organization Review Committee
5.1.3 Mr. Surin Upatkoon	Director (He resigned from the Board of Directors on November 13, 2009)

5.2 The directors who will be re-appointed are as follows:

5.2.1 Mr. Boon Swan Foo	Director, Chairman of the Leadership Development and Compensation Committee, Chairman of the Nomination and Governance Committee, Chairman of the Strategic and Organization Review Committee and Authorized Director
5.2.2 Mr. Arthid Nanthawithaya	Director, Member of the Nomination and Governance Committee and Member of the Strategic and Organization Review Committee

5.3 The Board of Directors comprises of 8 persons the following members:

5.3.1 Dr. Virach Aphimeteetamrong	Chairman of the Board of Directors and Independent Director
5.3.2 Mr. Somchai Supphatada	Director, Independent Director and Chairman of the Audit Committee
5.3.3 Mr. Vithit Leenutapong	Director, Independent Director, Member of the Audit Committee, Member of the Leadership Development and Compensation Committee, Member of the Nomination and Governance Committee and Member of the Strategic and Organization Review Committee
5.3.4 Mr. Chalaluck Bunnag	Director, Independent Director and Member of the Audit Committee
5.3.5 Mr. Boon Swan Foo	Director, Chairman of the Leadership Development and Compensation Committee, Chairman of the Nomination and Governance Committee, Chairman of the Strategic and Organization Review Committee and Authorized Director
5.3.6 Mr. Arthid Nanthawithaya	Director, Member of the Nomination and Governance Committee and Member of the Strategic and Organization Review Committee
5.3.7 Mr. Somprasong Boonyachai	Director, Chairman of the Group Executive Committee, Member of the Leadership Development and Compensation Committee, Member of the Nomination and Governance Committee, Member of the Strategic and Organization Review Committee and Authorized Director

5.3.8 Mr. Arak Chonlatanon — Director, Member of the Executive Committee, Member of the Strategic and Organization Review Committee and Authorized Director

However, with approval of the Nomination and Governance Committee for search of a suitable candidate, the board of directors is entitled to appoint and find appropriate replacement for a director who has resigned and propose for approval at the next Board meeting. When a new director is appointed, there will be nine board members as before.

The Company will be proposed to the Annual General Meeting of Shareholders 2010 for further approval.

6. Approved, with the approval of the Leadership Development and Compensation Committee, the directors' remuneration for 2010 at an amount not exceeding Baht 18 million. The remuneration for 2010 will be proposed at the Annual General Meeting of Shareholders for 2010 for further approval.

7. Approved the holding of the Annual General Meeting of shareholders 2010 on April 9, 2010 at 10.00 a.m. at the Auditorium Room, 9th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok. The Company will be the record date on which the shareholders have the right to attend and vote in the Company's 2010 AGM will be on March 8, 2010, and the share registration book closing date for gathering shareholders' name under the Section 225 of the Securities and Exchange Act B.E. 2535 will be on March 9, 2010. The agenda for the meeting is as follows;

Item No. 1 Matters to be informed;

Item No. 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for 2009 held on April 10, 2009;

Item No. 3 To consider and adopt the Board of Directors' report on the Company's operating results for 2009;

Item No. 4 To consider and approve the Balance Sheets and Statements of Income for the year ended December 31, 2009;

Item No. 5 To consider and approve the appropriation of the net profit for the dividend payments;

5.1 Appropriation of the net profit for 2009 as the annual dividend
5.2 Appropriation of the net profit for the period January 1- April 8, 2010 as the interim dividend

Item No. 6 To consider and approve the appointment of the Company's external auditors and to fix their remuneration for 2010;

Item No. 7 To consider and approve the appointment of directors to replace those who will retire by rotation in 2010;

Item No. 8 To consider and approve the remuneration of the Company's Board of Directors for 2010;

Item No. 9 Other business (if any)

Attachment

Note to the interim dividend payment for performance
From January 1, 2010 to April 8, 2010

1. **The effect of change in accounting policy**

Notification of the Federation of Accounting Professions No. 26/2549 dated October 11, 2006 and No. 32/2549 dated November 3, 2006 relates to the amendment of TAS No. 44 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" and TAS No. 45 "Accounting for Investments in Associates". The notification requires the change from the equity method of accounting to the cost method of accounting for investments in subsidiaries and associates presented in separate financial statements. Under the cost method of accounting, income from investments is recorded when dividends are declared instead of the share of net results from investments over the same period. The notification is mandatory from January 1, 2007. The Company has applied such method of accounting for investments in subsidiaries and associates and has also applied the same method for investments in joint ventures presented in company financial statements. Furthermore, the Company has applied retroactive adjustment. The change in accounting method impacts the separate financial statements only and does not impact the consolidated financial statements.

2. **Dividend Policy**

After the change in accounting policy, the dividend will be distributed according to the Company's performance using the cost method. This is to be in line with the Company's operations (as the holding company) whose major source of revenue is from dividend receipt. For the purpose of continuing to make regular dividend payments to shareholders, despite of the impact from the change in accounting policy, the Company has proposed the interim dividend payment following the Board of Director of ADVANC (Which SHIN holds 42.61% stake (as of February 2, 2010)) on February 12, 2010 proposed to pay dividend at the rate of Baht 3.30 per share and special dividend at the rate of Baht 5.00 per share to the ADVANC's Annual General Meeting for approval on April 8, 2010.

The Company's estimated net profit for the period start from January 1, to April 8, 2010 is Baht 10,430 million and retained earnings are Baht 10,890 million. The Board of Directors then consider to propose the interim dividend and special dividend payment from the Company's retained earnings for the period January 1, to April 8, 2010. The pro forma interim financial statements according to the cost method (unaudited and unreviewed) are shown in the pro forma of the Company.

3. **Proposed interim dividend payment for performance from January 1, to April 8, 2010**

As the Board of Directors of ADVANC passed a resolution to call the Annual General Meeting of Shareholders for the year 2010 on April 8, 2010, there will be the agenda of dividend payment of Baht 3.30 per share for the performance of the second half of the year 2009 and special dividend payment of Baht 5.00 per share. The Company expects to realize dividend income in the amount of Baht 10,489 million (1,263,712,000 shares at Baht 8.30 per share) on April 8, 2010. Based on the Company's retained earnings of the estimated interim earnings results during January 1 – April 8, 2010, the Company would be able to pay dividend.

As a result, the Company proposed to pay interim dividend at the rate of Baht 1.25 per share, approximately Baht 4,001 million and special dividend at the rate of Baht 2.00 per share, approximately Baht 6,402 million, totaling Baht 3.25 per shear and total amount of Baht 10,403 million to shareholders. The Company will reserve the remaining cash for working capital.

Shin Corporation Public Company Limited
Separate Statements of income and Balance sheets (Cost method)

Statements of Income (Million Baht)	For the year ended 31 December 2009 Actual	For the period start from 1 Jan - 8 Apr 2010 Pro Forma
	(Audited)	(Unaudited and unreviewed)
Revenues		
Dividends income	8,007	10,489
Other income	38	6
Total revenues	**8,045**	**10,495**
Expenses		
Administrative expenses	268	65
Total expenses	**268**	**65**
Net profit for the period	**7,777**	**10,430**

Balance Sheets (Million Baht)	As at 31 December 2009 Actual	As at 8 April 2010 Pro Forma
	(Audited)	(Unaudited and unreviewed)
Assets		
Cash, cash equivalents and current investments	1,618	1,527
Investments in subsidiaries and an associate	12,502	12,502
Accured devidend income	-	10,489
Other assets	288	288
Total assets	**14,408**	**24,806**
Liabilities and shareholders' equity		
Total liabilities	**50**	**18**
Shareholders' equity		
Share capital	3,201	3,201
Premium on share capital	10,197	10,197
Retained earnings		
Legal reserve	500	500
Retained earnings - Unappropriated	460	10,890
Total shareholders' equity	**14,358**	**24,788**
Total liabilities and shareholders' equity	**14,408**	**24,806**

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
February 22, 2010

SH 009/2010

February 22, 2010

Subject: Submission of audited financial statements for 2009

To: The President
The Stock Exchange of Thailand

Enclosures: 1. Copy of the financial statements and auditor's report for 2009.
2. Summary of the Company's operating results (Form F45-3)
3. Management Discussion and Analysis for 2009.

We would like to inform you that the Board of Directors Meeting of Shin Corporation Plc ("the Company") No. 2/2010, held on February 22, 2010, approved the balance sheets, statements of income and cash flow statements for 2009, ended December 31, 2009. The Company would like to submit copies of its financial statements and clarify its operating results as follows:

The Company's operating results (Cost Method)

Baht million	2009	2008	% Increase (decrease)
Dividend income	8,007.4	8,003.4	0.05
Other income	37.9	64.3	(41.05)
Total revenue	8,045.3	8,067.7	(0.28)
Less operating expenses (net)	267.8	356.5	24.88
Net profit	**7,777.5**	**7,711.2**	**0.86**

The Company had a net profit of Baht 7,777.5 million under the cost method for the year 2009, a slight increase from Baht 7,711.2 million for the year 2008.

Consolidated operating results

(Unit: Baht million)

Financial results by business segment	2009	2008	% increase (decrease)
Shin Corporation Plc. and others	(199)	(330)	39.7
Local wireless telecommunications (ADVANC)	7,341	6,717	9.3
Satellite & International business (THCOM)	(195)	(306)	36.3
Media & Advertising business	(451)	(432)	(4.4)
Net profit	**6,496**	**5,649**	**14.9**

The Company had a net profit attributable to equity holders of the Company for 2009 of Baht 6,496 million, an increase of 14.9% from Baht 5,649 million in 2008. The main reasons are as follows:

1. The share of the net result from local wireless telecommunications operated by Advanced Info Service Plc and its subsidiaries (ADVANC) increased by 9.3%. In 2008 ADVANC recorded a goodwill impairment of Baht 3,553 million on one of its subsidiaries, Digital Phone Co., Ltd., (DPC) although this was partially offset by a gain of Baht 1,217 million (after tax) from over-accrued liabilities related to the "Unwind agreement" dispute with Total Access Communications Plc.
2. The Satellite & International business operated by THCOM contributed a net loss of Baht 195 million, which was less than the net loss of Baht 306 million in 2008. This was mainly due to a net foreign exchange gain in 2009 and a net foreign exchange loss in 2008.
3. The Media & Advertising business reported a loss of Baht 451 million, a small increase from Baht 432 million in 2008, mainly due to the loss recorded on the provision for interest on ITV Plc's unpaid operating agreement fee.



MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS OF OPERATIONS

Overview

We are a holding company with investments mainly in telecommunications, media and advertising. Our discrete business segments are as follows: local wireless telecommunication managed by Advanced Info Service Plc "AIS"; satellite and international businesses managed by Thaicom Plc "THCOM" and its jointly-controlled entities that operate telecommunications services in Cambodia and Laos; media and advertising businesses managed by ITV Plc "ITV" and Matchbox Co., Ltd. "Matchbox" and other businesses, primarily managed by DTV Co., Ltd. "DTV" and CS Loxinfo Plc "CSL"

ITV had been operating a free-to-air television broadcasting station in Thailand until its license was revoked by the Prime Minister's Office on March 7, 2007 and the company had to cease operations. As a result of this, there is currently no revenue from ITV, which is now included in the media and advertising business. This matter is currently under arbitration and the outcome cannot be predicted. The details of this case have been included in the notes to the financial statement.

Our consolidated profit attributable to equity holders of the Company for the year ended December 31, 2009 was Baht 6,495.9 million based on total consolidated revenue of Baht 16,568.4 million. Our consolidated net profit depends primarily on the results of operations of AIS Group, our associated company and the primary focus of our wireless communications business. We account for AIS Group using the equity method. Our share of the net profits of AIS Group, for the year ended December 31, 2009, was Baht 7,340.8 million, contributed 44.3% of our total consolidated revenue and contributed 113.0% of our consolidated net profit attributable to equity holders of the Company. For a discussion and analysis of the results of operations of AIS Group, including the management outlook on a 3G mobile network, please see the MD&A of AIS below.

Reclassification of accounts

The financial statements, including the comparable period have been reclassified to conform to the notification *The Brief Particulars in the Financial Statements, B.E. 2552* from the Department of Business Development.

Company Operations (Cost Method)

The following table provides the Company's statements of income for the years indicated. This table should be read in conjunction with the Company's financial statements.

	Year Ended			
	2009		2008	
	(in millions of Baht)		(in millions of Baht)	
Dividends income	8,007.4	*99.5%*	8,003.4	*99.2%*
Other income	37.9	*0.5%*	64.3	*0.8%*
Total revenues	8,045.3	*100.0%*	8,067.7	*100.0%*
Administrative expenses	180.6	*2.2%*	164.1	*2.0%*
Impairment loss on investments in subsidiaries	-	-	86.9	*1.1%*
Management benefit expenses	87.1	*1.1%*	105.4	*1.3%*
Total expenses	267.7	*3.3%*	356.4	*4.4%*
Profit before interest	7,777.6	*95.7%*	7,711.3	*95.6%*
Finance costs	(0.1)	*0.0%*	(0.1)	*0.0%*
Net profit for the year	7,777.5	*95.7%*	7,711.2	*95.6%*

The Company's Net Result

The Company's net profit increased 0.9% or from Baht 7,711.2 million in 2008 to Baht 7,777.5 million in 2009. This was mainly due to an impairment loss of Baht 86.9 million on our investment in a former subsidiary, Payment Solution Co., Ltd., "PSC" recorded in 2008.



The following table provides the Company's balance sheets for the years indicated. This table should be read in conjunction with the Company's financial statements.

	As at December 31,			
	2009		2008	
	(in millions of Baht)		(in millions of Baht)	
Cash & cash equivalents and current investment	1,618.3	*11.2%*	1,726.5	*12.1%*
Other current assets	17.7	*0.1%*	17.9	*0.1%*
Investments in subsidiaries, associates and jointly-controlled entities	12,502.4	*86.8%*	12,502.4	*87.2%*
Long-term investments	226.0	*1.6%*	25.0	*0.2%*
Other assets	43.4	*0.3%*	58.2	*0.4%*
Total assets	14,407.8	*100.0%*	14,330.0	*100.0%*
Total liabilities	49.4	*0.3%*	66.4	*0.5%*
Shareholders' equity				
Share capital	3,201.1	*22.2%*	3,201.1	*22.3%*
Premium on share capital	10,197.3	*70.8%*	10,197.3	*71.2%*
Legal reserved	500.0	*3.5%*	500.0	*3.5%*
Retained earnings	460.0	*3.2%*	365.2	*2.5%*
Total shareholders' equity	14,358.4	*99.7%*	14,263.6	*99.5%*
Total liabilities and shareholders' equity	14,407.8	*100.0%*	14,330.0	*100.0%*

The Company's Balance Sheets

Total assets as at December 31, 2009 were Baht 14,407.8 million, a slight increase from December 31, 2008. Total liability amounted Baht 49.4 million, a decrease of 25.6%. Shareholders' equity was Baht 14,358.4 million, a slight increase from Baht 14,263.6 million at December 31, 2008. This was due to a rise of Baht 94.8 million in retained earnings from the net profit of Baht 7,777.6 million, offset by an interim dividend payment of Baht 1.25 per share for the period January 1 to April 9, 2009, totaling Baht 4,001.3 million. In addition, the interim dividend for the period April 10 to August 13, 2009 was Baht 1.15 per share, totaling Baht 3,681.2 million.

Group Operation (Consolidation Method)

The following tables provide a breakdown of our total consolidated revenue by showing each item as a percentage of total revenues, and a breakdown of our consolidated expenses by showing each item as a percentage of our total consolidated revenues, for the years indicated. This table should be read in conjunction with our consolidated financial statements.

	Year Ended December 31,			
	2009		2008	
	(in millions of Baht)		(in millions of Baht)	
Revenue:				
Revenue from sales of goods and rendering of services:				
- Telephone network in foreign entities (other than AIS)	2,146.7	*13.0%*	1,930.3	*12.2%*
- Satellite	4,570.2	*27.6%*	4,664.1	*29.4%*
- Media and advertising	1,200.3	*7.2%*	1,779.1	*11.2%*
- Others*	616.0	*3.7%*	544.1	*3.4%*
Total revenues from sales of goods and rendering of services	8,533.2	*51.5%*	8,917.6	*56.2%*
Share of profits from investments – equity method:				
- AIS (local wireless telecommunication)	7,340.8	*44.3%*	6,717.5	*42.3%*
- Other	124.6	*0.8%*	67.2	*0.4%*
Total share of net results from investments—equity method	7,465.4	*45.1%*	6,784.7	*42.7%*
Net foreign exchange gain	465.0	*2.8%*	-	-
Other incomes	104.8	*0.6%*	174.0	*1.1%*
Total revenue	16,568.4	*100.0%*	15,876.3	*100.0%*
Expenses:				
Costs of sales and services	6,806.2	*41.1%*	7,024.0	*44.2%*
Operating agreement fees	538.6	*3.3%*	485.7	*3.1%*
Loss on provision for unpaid operating agreement fee and interest	433.4	*2.6%*	433.4	*2.7%*
Selling expenses	250.6	*1.5%*	286.0	*1.8%*
Administrative expenses	1,195.7	*7.2%*	1,396.8	*8.8%*
Net foreign exchange loss	-	-	369.4	*2.3%*
Impairment loss on investment in a subsidiary	-	-	60.1	*0.4%*
Management benefit expenses	136.1	*0.8%*	221.2	*1.4%*
Total expenses	9,360.6	*56.5%*	10,276.6	*64.7%*
Profit before finance costs and income tax expenses	7,207.8	*43.5%*	5,599.7	*35.3%*
Finance cost	(1,088.0)	*(6.6)%*	(635.3)	*(4.0)%*
Income tax expense	99.0	*0.6%*	248.8	*1.6%*
Profit for the year	6,218.8	*37.5%*	5,213.2	*32.9%*
Attributable to:				
Equity holders of the Company	6,495.9	*39.2%*	5,649.3	*35.6%*
Minority interest	(277.1)	*(1.7)%*	(436.1)	*(2.7)%*
Net profit for the year	6,218.8	*37.5%*	5,213.2	*32.9%*

Remark * Includes Internet, direct satellite television, information technology businesses and consolidation eliminations

Total revenue

Total revenue increased 4.4% from Baht 15,876.3 million in 2008 to Baht 16,568.4 million in 2009. However, if the gain on foreign exchange of Baht 465 million is excluded, this was only a slight increase of 1.4%.

Revenue from Sales and Services decreased 4.3% from Baht 8,917.6 million in 2008 to Baht 8,533.2 million in 2009, mainly as a result of lower revenue from the media and advertising businesses, although this was partially offset by an increase from the telephone networks in foreign entities.

Revenue from Telephone network in foreign entities, in Cambodia and Laos increased 11.2% from Baht 1,930.3 million in 2008 to Baht 2,146.7 million in 2009. This was primarily due to the growth of new subscribers in Laos, especially prepaid mobile subscribers.

In Laos, the total number of telephone subscribers, both mobile and fixed-line, increased 40.7% from 0.96 million in 2008 to 1.36 million in 2009, due to a significant growth in the mobile GSM prepaid service, which increased by 44.1% to 1.25 million subscribers, while, the CDMA service increased by 12% to 0.03 million subscribers. However, the prepaid mobile ARPU decreased 16.6% due to high competition and the PSTN ARPU decreased 0.5% because of the change in customer behavior.

In Cambodia, the total number of subscribers dropped 6.6% from 0.92 million in 2008 to 0.86 million- in 2009, primarily due to strong competition from three new operators who entered the market in 2009. There are currently nine telephone service providers in Cambodia. Although, revenue per minute rose 6.3% from the previous year, the mobile ARPU decreased 18.7% due to promotions offering cheaper prices.

Satellite revenue decreased 2.0% from Baht 4,664.1 million in 2008 to Baht 4,570.2 million in 2009, primarily from a decrease in UT sales although this was offset by an increase in IPSTAR bandwidth usage, mainly from Australia, Indonesia, New Zealand, China, Cambodia and Malaysia. However, the revenue from Thaicom's conventional satellite rose due to a growth in satellite TV broadcasting that led to more transponder leasing.

Media and advertising revenues decreased by 32.5% from Baht 1,779.1 million in 2008 to Baht 1,200.3 million in 2009, primarily from a decrease in advertising expenditure during the economic slowdown resulting from cost control by customers.

Other revenues increased from the sale of satellite dishes and equipment by DTV, a subsidiary of THCOM. By the end of the year, DTV's accumulated sales volume was 0.59 million sets.

Share of profits of associates increased 10.0% from Baht 6,784.7 million in 2008 to Baht 7,465.4 million in 2009. The share of profits of associates was mainly contributed from AIS Group.

In 2009, the profit of standalone AIS Group was Baht 17,055 million compared to Baht 16,409 million in 2008 (the net profit did not include a derivative adjustment made by the Company to its share of the profits from AIS Group's results).

In 2008, AIS recorded a goodwill impairment of Baht 3,553 million on one of its subsidiaries, Digital Phone Co., Ltd., although this was partially offset by a gain of Baht 1,217 million (after tax) from over accrued liabilities related to the "Unwind agreement" dispute with DTAC. Therefore, the normalized net profit of 2008 was Baht 18,760 million.

In 2009, there was an asset impairment of Baht 222 million on Advanced Data network Communications Co., Ltd., which changed the normalized net profit of AIS Group to Baht 17,277 million. On a normalized basis, the net profit of AIS Group dropped y-o-y due to lower revenue and a higher interest expense.

The total service revenue of AIS Group excluded IC dropped as a result of economic weakness and political instability. The main drop occurred in voice revenue as the market was considered to have reached a saturation point related to the economic slowdown. Also, international roaming revenue dropped due to lower tourist arrivals as a result of domestic political turmoil and poor global economy along with higher discounts to foreign counter-parties. In contrast, non-voice revenue rose because of the availability of affordable and user-friendly smartphones, popularity of online/mobile social networking, variety of content and demand for mobile internet.

The total expenses of AIS Group declined, mainly from effective cost-control programs for the selling and administrative expenses, even though the cost of services increased due to higher network amortization in a shorter period along with higher utility costs, including base station rental, arising from an increasing number of cell sites. However, the cost of network maintenance dropped after negotiation with the service providers. The financial cost rose from higher outstanding debt. For a discussion on and analysis of the results of operations of AIS Group, including the management outlook on a 3G mobile network, please see MD&A of AIS below.

Net foreign exchange gain was Baht 465.0 million in 2009, when the Baht appreciated against the U.S. dollar, compared to a loss of Baht 369.4 million in 2008, when the Baht depreciated against the U.S. dollar.

Expenses

Total expenses decreased by 8.9% from Baht 10,276.6 million in 2008 to Baht 9,360.6 million in 2009, primarily due to the net foreign exchange loss in 2008. Apart from the net foreign exchange loss, total expenses decreased 5.3%, as a result of declining administrative expenses and a lower cost of sales and services.

Cost of sales and services decreased 3.1% from Baht 7,024.0 million in 2008 to Baht 6,806.2 million in 2009, primarily due to lower costs in media and advertising, following a drop in revenue. However, there was an increase in the costs of the telephone network in foreign entities, especially, a depreciation cost arising from the network expansion in Cambodia and Laos. In addition, the cost of international roaming of Laos increased.

Administrative Expenses decreased 14.4% from Baht 1,396.8 million in 2008 to Baht 1,195.7 million in 2009, primarily due to the reversal of doubtful debt provision. In addition, there was no administrative expense of PSC, which was sold in April 2008.

Impairment loss on investment in a subsidiary, in 2008, we recorded Baht 60.1 million, an impairment loss on our investment in PSC, which was sold in April 2008.

Profit before finance costs and tax

As a result of the foregoing items, the profit before finance costs and tax increased 28.7% from Baht 5,599.7 million in 2008 to Baht 7,207.8 million in 2009.

Finance costs

The finance costs increased 71.3% from Baht 635.3 million in 2008 to Baht 1,088.0 million in 2009, primarily due to the break cost incurred from the early repayment of a loan in satellite business, along with the written-off loan acquisition cost. However, this was offset by a decrease in the interest expense following a decrease in the principal amount of the loans for IPSTAR and THAICOM 5 and DTV during the year 2009.

Income Tax

There was an income tax surplus of Baht 99.0 million in 2009, compared to Baht 248.8 million in 2008, following the operating loss in the satellite business.

Net results attributable to minority interests, mainly in THCOM

We recorded the losses from our subsidiaries shared to minority interests in the amount of Baht 277.1 million and Baht 436.1 million in 2009 and 2008, respectively, following the consolidated loss in the satellite and international businesses.

Profit attributable to equity holders of the Company

As a result of the foregoing items, our net results improved significantly from Baht 5,649.3 million in 2008 to Baht 6,495.8 million in 2009.

Consolidated Balance Sheet

The following table provides the consolidated balance sheets for the years indicated. This table should be read in conjunction with the consolidated financial statements.

	As at December 31,			
	2009		2008	
	(in millions of Baht)		(in millions of Baht)	
Cash & cash equivalents and current investment	3,707.2	*6.0%*	4,170.5	*6.6%*
Other current assets	2,316.4	*3.8%*	2,603.8	*4.1%*
Investments in associates	30,739.7	*50.0%*	31,237.5	*49.4%*
Long-term investments	226.0	*0.4%*	25.0	*0.0%*
Property and equipment, net	6,114.1	*9.9%*	5,608.2	*8.9%*
Property and equipment under operating agreements, net	15,527.6	*25.2%*	17,068.6	*27.0%*
Other assets	2,909.2	*4.7%*	2,545.7	*4.0%*
Total assets	61,540.2	*100.0%*	63,259.3	*100.0%*
Total current liabilities	7,253.5	*11.8%*	7,890.8	*12.5%*
Long-term borrowing	8,076.0	*13.1%*	7,726.4	*12.2%*
Other liabilities	1,028.4	*1.7%*	1,077.1	*1.7%*
Total liabilities	16,357.9	*26.6%*	16,694.3	*26.4%*
Total shareholders' equity	45,182.3	*73.4%*	46,565.0	*73.6%*
Total liabilities and shareholders' equity	61,540.2	*100.0%*	63,259.3	*100.0%*

Assets

In 2009, the cash & cash equivalents and current investment was Baht 3,707.2 million, mainly due to our dividend payment and loan repayment in the satellite business. The investment in associates decreased 1.6%, (mainly in AIS) as a result of dividends received in the amount of Baht 7,961.4 million although this was offset by a share of profits recorded from investment in 2009. The consolidated property and equipment under operating agreements dropped 9.0% as a result of depreciation and amortization in our satellite business.

Liabilities

As at December 31, 2009, the consolidated liabilities had dropped 2.0% to Baht 16,357.9 million, mainly due to the repayment of long-term loans for IPSTAR and THAICOM 5 in May 2009 and their early repayments in November 2009. However, the liabilities did not drop significantly due to the long-term debentures totaling Baht 7,000 million issued by THCOM in November 2009.

Shareholders' equity

The consolidated shareholders' equity decreased from December 31, 2008, due to our dividend payments totaling Baht 7,682.5 million, although this was partially offset by the net profit of Baht 6,495.8 million.

*Consolidated Cash Flow**

The following table summarizes our consolidated cash flows for the years indicated:

	Year Ended December 31,	
	2009	2008
	(in millions of Baht)	(in millions of Baht)
Net cash provided by operating activities	2,334.7	1,662.3
Net cash provided by investing activities	6,723.7	6,051.1
Net cash used in financing activities	(9,521.6)	(9,982.8)
Net decrease in cash & cash equivalents and current investment	(463.2)	(2,269.4)
Cash & cash equivalents and current investment at beginning of year	4,170.5	6,446.7
Effects of exchange rate changes on balances held in foreign currencies	(0.1)	(6.8)
Cash & cash equivalents and current investment at end of year	3,707.2	4,170.5

*Cash Flow comprised of cash & cash equivalents and current investment

As at December 31, 2009, consolidated cash & cash equivalents and current investment totaled Baht 3,707.2 million, a decrease of Baht 463.2 million from the previous year or Baht 2,269.4 million since the end of 2007. (Both figures exclude the effects of exchange rate changes on balances held in foreign currencies.)

Net cash flows provided by operating activities

The consolidated cash flow provided by operating activities was Baht 2,334.7 million, an increase of 40.4% from 2008, mainly due to the incremental cash flows from account receivable and a decrease in inventory.

Net cash flows provided by investing activities

Cash received from investing activities was mainly the dividend received from AIS. In 2009, the consolidated cash flow provided by investing activities was Baht 6,723.7 million, an increase of 11.1% from 2008 when there was an income tax payment of Baht 1,290.0 million on the gain on sale of THCOM's subsidiary. However, in 2009, there were higher cash outflows used for purchasing property and equipment and making long-term investment.

Net cash flows used in financing activities

The consolidated cash flows used in financing activities amounted to Baht 9,521.6 million, a decreased of 4.6% from 2008, mainly from the lower dividend paid (Baht 2.4 per share in 2009 compared to Baht 2.7 per share in 2008), partially offset by an increase in the repayment of loans.


AIS
With you, Always

OVERVIEW

AIS delivered a strong 28% y-o-y FCF growth for 2009 albeit the revenue decline. 2009 was a difficult year with weak global and domestic economy affected consumer demand. The company's service revenue declined 2.3% y-o-y while cost control and lower capex supported company to generate strong free cash flow of Bt31bn, a 28% y-o-y growth from Bt24.2bn in FY08, and achieve higher than the 15% growth target.

Data services made a solid 24% y-o-y growth driven by the penetration of mobile internet. The mobility and the ease of access offered via smart phones like Blackberry, Nokia N series and E series, as well as aircards have well-responded to consumer's need for internet connectivity. The popularity of online/mobile social networking trend such as Facebook and Twitter also drived data user penetration. Affordability also became higher as the price of smartphones and netbooks continued to decline. AIS lead the non-voice market by posting Bt13.7bn on revenue from data, representing a 24% growth from 2008. Active mobile internet users in 2009 rose to 5.3m from 4.5m in 2008, with support of up to 100k Blackberry subscribers and 265k internet SIM subscribers. We believe the non-voice service is in a growth stage and will be a key revenue driver in mobile industry for 2010.

Effective cost control was reflected in lower cash operating expense by 6.4% y-o-y (cash opex including network opex, SGA, excluding A&D), which partly lifted up EBITDA margin to 44.8%, from 41.9% in 2008. Key cost cutting areas included network maintenance which declined 24% y-o-y, cost of refill cards fell 46% due to prepaid refill-on-mobile, marketing expense dropped 17% y-o-y being discretionary.

AIS target to achieve 12% FCF growth for 2010. Revenue recovery of 3% growth is expected following the economic outlook and improving sentiment. Further cost cutting will not be significant and hence EBITDA margin is expected to be 44%. While the license to operate 3G on 2.1GHz remains uncertain, capex for 2010 will decline to 6.2bn, an all-time low, given limited penetration growth, required capacity expansion for data upon EDGE technology and limited HSPA on 900MHz but not 3G on 2.1GHz.

2010 guidance is available on page 4

OPERATIONAL HIGHLIGHTS

<< Details of operational data are presented in page 6 >>

Subscriber reached 28.8m, mainly from prepaid but addition stagnant from economy and saturation.

ARPU improved in 4Q09 mainly from economy recovery.

MOU improved mainly from prepaid.

Subscriber reached 28.8m, added 1.5m new subscribers from 27.3m in year 2008. However, The net addition was lower from 3.2m in 2008. This reflects saturation stage of industry and weak economy. On y-o-y basis, postpaid net addition contracted 7.2% while prepaid net addition contracted 59.7%. Launching of Blackberry and the growth of internet SIM soften the impact from weak economy. Net addition for 4Q09 was 490k, driven by prepaid plan called "Boo Lim".

ARPU continued to decline from year 2008 due to weak economy that pressured consumer spending. On q-o-q basis, the ARPU in 4Q09 rebounded for the first time after a 7-straight quarters decline, reflecting the improvement in usage and demand upon economic recovery. Postpaid ARPU including net IC fell 4.3% y-o-y to Bt619 but increased 3.1% q-o-q from Bt600 in 3Q09. Also, prepaid ARPU including net IC fell 2.5% y-o-y to Bt198 but increased 3.7% q-o-q from Bt191 in 3Q09.

MOU of both prepaid and postpaid also had a q-o-q improvement. Prepaid's MOU significantly grew 6.3% q-o-q to 255 minutes, and also rose 4.1% y-o-y from 242 minutes in 4Q08. Postpaid's MOU grew 2.5% q-o-q to 534 minutes but still 1.8% lower than 544 minutes in 4Q08. 4Q09 was an impressive quarter from improving economy together with healthy seasonal pickup.

SIGNIFICANT EVENTS

In 2009, **asset impairment of ADC was booked at Bt561m** on consolidated basis as its business on corporate leased-line and broadband has no investment plan and expects declining trend of customer base. The net impact to the net profit is shown under normalized profit on page 3. AIS had an 50.2% indirect investment in ADC via DPC, the impairment of ADC asset also resulted in impairment of DPC's investment in ADC. As such **the impact to the net profit attributable to equity holder of AIS was in total of Bt222m** consisting of (1) proportionate asset impairment on ADC equivalent to 50.2% of Bt561m, deducting (2) a defer tax gain from DPC impairment of investment on ADC equivalent to 30% of 200m.


AIS
With you, Always

FINANCIAL RESULTS

Service revenue excluded IC (Bt million)	2008		2009		y-o-y	4Q08	3Q09	4Q09	y-o-y	q-o-q
Voice revenue	63,906	76.7%	60,755	74.6%	-4.9%	15,458	14,868	15,221	-1.5%	2.4%
Postpaid (voice)	15,098	18.1%	14,432	17.7%	-4.4%	3,740	3,600	3,508	-6.2%	-2.6%
Prepaid (voice)	48,808	58.5%	46,323	56.9%	-5.1%	11,718	11,268	11,714	0.0%	4.0%
Non-voice revenue	11,061	13.3%	13,738	16.9%	24.2%	2,930	3,455	3,965	35.3%	14.8%
International roaming	3,696	4.4%	2,821	3.5%	-23.7%	678	571	871	28.5%	52.5%
Others (IDD, other fees)	4,710	5.6%	4,127	5.1%	-12.4%	1,157	970	1,043	-9.8%	7.6%
Total service revenue excl. IC	**83,373**	**100.0%**	**81,442**	**100.0%**	**-2.3%**	**20,222**	**19,863**	**21,100**	**4.3%**	**6.2%**

Service revenue excluded IC revenue for 2009 declined 2.3% y-o-y from economic weakness and political instability. The aftermath impact from airport seizure at the end of 2008 and the political riot in April 2009 continued to dampen consumer's sentiment, spending and tourist arrivals. While GDP in 1H09 declined 6%, AIS service revenue excluded IC fell 5.4% y-o-y. In the 2H09, as global economy headed toward recovery and Thai economy also improved from government stimulus program, GDP turn to positive growth in 4Q09. AIS saw its service revenue excluded IC in 4Q09 grow 4.3% y-o-y, easing the 3-quarter decline and moved full year growth back in line with the guidance.

Voice revenue which was considered in saturated stage, contracted 4.9% y-o-y for 2009 conformed to the economy downturn. Prepaid voice revenue declined 5.1% y-o-y while postpaid voice revenue declined 4.4% y-o-y. In 4Q09 prepaid voice revenue rose 4.0% q-o-q due to seasonality effect supplemented by economic recovery and achieved flat revenue y-o-y. On the other hand, postpaid voice revenue still dropped 2.6% q-o-q and 6.2% y-o-y. The y-o-y declining trend of postpaid voice revenue has been slower as the company focused on quality acquisition.

Non-voice revenue, accounted for 17% of service revenue excluded IC, compared to 13% in 2008. It firmly grew 24% y-o-y to Bt13,738m from Bt11,061m in 2008. The growth was driven by the availability of affordable and user-friendly smartphones, popularity of online/mobile social networking, variety of contents and demand of mobile internet. In 4Q09, non-voice revenue grew 35% y-o-y and 15% q-o-q . For 2009, the mobile internet was the leader on data growth with a strong 54% y-o-y growth, including the growth of consumer's Blackberry service and internet SIM. Content was also the key to drive data revenue in 2009 with 42% y-o-y growth supported by strong content partners in delivering attractive variety of packages, particularly on news and lifestyles. Enterprise solutions also grew 52% y-o-y including, for example, corporate push-email, Blackberry service platform, VOIP, and mobile sales force.

Interconnection (Bt million)	2008	2009	y-o-y
Revenue	16,213	14,370	-11.4%
Cost	15,476	13,416	-13.3%
Net Interconnection	737	954	29.4%

Cost of service excl.IC (Bt million)			
Amortization	17,898	19,024	6.3%
Base station rental & utility	2,513	2,646	5.3%
Maintenance	1,825	1,388	-23.9%
Others	3,773	3,783	0.3%
Cost of service excl. IC	26,008	26,842	3.2%

__Service revenue excluded IC__ fell 2.3% y-o-y, in line with the guidance, thanks to 4Q09 recovery.

***EBITDA** declined 1.2% y-o-y from lower revenue but protected by cost control.*

***Normalized net profit** was Bt17,277m fell 6% y-o-y from lower revenue and higher interest expense.*

International Roaming revenue (IR) declined 23.7% y-o-y from 2008 due to the plunge in tourist arrival impacted by domestic political turmoil and global poor economy, as well as higher discount to foreign counter-party (AIS books IR revenue net of portion submitted to foreign counter-party). In 4Q09, IR revenue made a strong rebound with 28.5% y-o-y and 52.5% q-o-q growth, continued improvement since 3Q09. Thailand's tourism came to vivid again given a better political climate and global economic recovery. However, the IR revenue as a proportion to revenue of 4.1% in 4Q09, was still below the usual level of around 5% during the normal economy.

Other revenue declined 12.4% y-o-y mainly from the fall in international call (IDD) revenue due to economy downturn and lower tourist numbers but recovered with 16.8% q-o-q in 4Q09. The IDD business started to see aggressive price competition in 4Q09, which is expected to continue into 2010.

Net interconnection (net IC) posted a positive net IC at Bt954m increased 29.4% y-o-y from Bt737m in 2008. On q-o-q basis, net IC declined to Bt122m from promotion which offered attractive rate for off-net calls to encourage overall customer's usage and induced new customers. This reflected in 4Q09 as outgoing traffic rose while incoming traffic was relatively flat. Over the year, both incoming traffic and outgoing traffic across the network continued to decline as each operators focused on maintaining its price plan to encourage on-net usage. The % on-net traffic for AIS as of 4Q09 was 79% compared to 76% as of 4Q08.

Sales revenues posted Bt6,639m, representing 6.5% of total revenue in 2009, declined 40.8% y-o-y due to the change in policy of Nokia and the economic impact. Sales margin slightly improved to 6.6% for 2009, from 6% in 2008. Comparing to 3Q09, sales revenue in 4Q09 also declined -13.7% due to high competition from house-brand low-end handsets. However, sales margin in 4Q09 improved significantly to 16% from 8.2%, due to the strong sales growth of smartphones, Blackberry, and USB aircard.


AIS
With you, Always

SG&A (Bt million)	2008	2009	y-o-y
Marketing expense	3,252	2,695	-17.1%
Administrative expense	7,802	7,439	-4.7%
SG&A expenses	11,054	10,134	-8.3%
%marketing to total revenue	2.9%	2.6%	
%bad debt to postpaid revenue	2.7%	3.8%	
%SG&A to total revenue	10.0%	9.9%	

EBITDA (Bt million)			
Operating profit	**27,699**	**26,002**	**-6.1%**
Depreciation PPE	3,029	3,337	**10.2%**
Network amortization	15,815	16,687	**5.5%**
Gain (loss) on disposals of PPE	70	7	**-90.0%**
Write off good will	15	0	**-100.0%**
Management benefit	-82	-72	**-12.2%**
Other financial cost	-82	-68	**-16.4%**
EBITDA	**46,463**	**45,892**	**-1.2%**
EBITDA margin	41.9%	44.8%	

Financial Cost			
Interest expenses	1,625	1,853	14.0%
Other financial costs	82	68	-16.4%
Financial cost	1,707	1,921	12.6%

Net profit was Bt17,055m, increased 3.9% from 2008 due to the Bt3,553m goodwill impairment recorded last year. On normalized basis, net profit was Bt17,277m decreased 7.9% from Bt18,760m in 2008. Such contraction was from weak economy and political instability during the year. In 2009, asset impairment of ADC was booked at Bt561m on consolidated basis as its business on corporate leased-line and broadband has no further expansion plan. AIS had an 50.2% indirect investment in ADC via DPC, the impairment of ADC asset also resulted in impairment of DPC's investment in ADC. As such the impact to the net profit attributable to equity holder of AIS was in total Bt222m, consisting of (1) proportionate asset impairment on ADC equivalent to 50.2% of Bt561m, deducting (2) a defer tax gain from DPC impairment of investment on ADC equivalent to 30% of 200m.

Cost of service excluding IC cost increased 3.2% y-o-y to Bt26,842m from Bt26,008m in 2008 due mainly to higher network amortization, which rose 6.3% y-o-y due to the shorter amortization period. Network maintenance cost declined 23.9% y-o-y from service negotiation but utility cost, including base station rental, increased 5.3% y-o-y from higher number of cell sites.

Revenue sharing expense declined softly -0.3% y-o-y according to lower service revenue.

Marketing expense decreased 17.1% y-o-y to Bt2,695m, which accounted for 2.6% of total revenue. Marketing expense was controlled to level below 3% stipulated in the 2009 guidance. Marketing spending in 4Q09 grew 47.9% q-o-q in response to high season and spending recovery.

Administrative expense decreased 4.7% y-o-y from various cost control programs, including cost related to staff compensation and development fell 6.1% y-o-y, and general admin expense fell 23.2% y-o-y. **Bad debt provision** increased 47.9% y-o-y due partly to acquisition of postpaid subscribers toward lower-end users, and some economic impact. However, percentage bad debt to postpaid revenue was in controlled a range below 4.0%.

EBITDA was at Bt45,892m contracted 1.2% from Bt46,463m in 2008 from lower revenue partly offset by cost control. However, EBITDA margin which indicated company efficiency improved to 44.8% from 41.9% in 2008 higher than the guided 41-42% range. This outstanding efficiency was a product of controlling several expenses. Examples of such expense reduction were network maintenance down 23.9% y-o-y, cost of refill cards down 46.3% y-o-y, marketing expense down 17.1% y-o-y, staff cost down 6.1% y-o-y and general administrative expense down 23% y-o-y.

Financial cost increased 12.6% y-o-y from higher outstanding debt of Bt35.6bn at end of 2009 compared to Bt34.3bn at end of 2008.

Other income declined 73.2% y-o-y to Bt687m in 2009 from Bt2,564m in 2008. This decline came mainly from the one-time DPC gain of Bt1,217m in 2Q08, and lower interest income.

Consolidated (Bt million)	Tax deductible	Where	2008	2009	y-o-y
Net income			**16,409**	**17,055**	**3.9%**
Add:Impairment of DPC goodwill	No	*Impairment loss*	3,553		
Impairment loss on ADC asset	Yes	*Impairment loss*		222	
Goodwill write-off*	No	*SGA*	15		
Deduct: Gain on DPC settlement after tax	Yes	*Other income*	(1,217)		
Normalized net income			**18,760**	**17,277**	**-7.9%**


AIS
With you, Always

BALANCE SHEET STRUCTURE

Total asset declined 2.4% y-o-y to Bt125,026m as net fixed assets on network and PPE declined from higher amortization of asset than the new investment. Cash rose to Bt25,167m from strong free cash flow generation.

Debentures and loans increased to Bt35,624m from Bt34,328m at the end of 2008 due to issuing of Bt7,500m debenture beginning of the year. Average cost of debt was 4.8% with all foreign debt fully hedged.

Equities declined 2.2% y-o-y mainly from the decrease of retained earnings from Bt73,436m in 2008 to Bt71,811m in 2009, which resulted from dividend payment exceeding the earnings during the year. The company was able to make over 100% dividend payout as the company has large retained earnings while still maintaining high free cash flow generation.

Liquidity as of Dec-09 improved as current ratio increased to 2.02 compared to 1.08 as of Dec-08. Higher cash and lower current portion of long-term debt were the main factors for the higher current ratio.

Capital structure remained strong with low net debt to equity of 0.15. Total liability to equity was flat at 0.74 compared to 2008. Plenty of cash enhanced net debt to equity ratio below the level last year while total debt to equity was kept at the same level.

	2008	2009
Debt ratio	0.42	0.42
Net debt to equity	0.25	0.15
Total liabilities to equity	0.74	0.74

Bt million	2008	%to total asset	2009	%to total asset
Cash	16,325	12.7%	25,167	20.1%
ST investment	140	0.1%	44	0.0%
Trade receivable	5,790	4.5%	5,773	4.6%
Inventories	1,593	1.2%	629	0.5%
Others	3,048	2.4%	1,958	1.6%
Current Asset	**26,896**	**21.0%**	**33,571**	**26.9%**
Networks and PPE	81,189	63.4%	69,715	55.8%
Intangible asset	6,538	5.1%	6,286	5.0%
Defer tax asset	10,075	7.9%	10,052	8.0%
Others	3,383	2.6%	5,402	4.3%
Total Assets	**128,081**	**100.0%**	**125,026**	**100.0%**
Trade accounts payable	4,263	3.3%	2,729	2.2%
CP of LT loans	7,038	5.5%	497	0.4%
Accrued R/S expense	2,719	2.1%	3,070	2.5%
Others	10,839	8.5%	10,287	8.2%
Current Liabilities	**24,860**	**19.4%**	**16,583**	**13.3%**
Total interest-bearing debt	34,328	26.8%	35,654	28.5%
Total Liabilities	**54,646**	**42.7%**	**53,215**	**42.6%**
Total Equity	73,436	57.3%	71,811	57.4%

	End of	End of	Repayment				
Unit: million	2008	2009	2010	2011	2012	2013	2014
Long term loan(1)	15,718	16,180	493	9,978	493	493	2,939
Debenture(2)	18,610	19,474	-	4,000	5,000	8,000	2,500
Total debt	34,328	35,654	493	13,978	5,493	8,493	5,439

(1) includes swap contract; (2) includes bond issuing cost

CASH FLOW

Free cash flow for 2009 was Bt31bn compared to Bt24.2bn in 2008, improving 28% y-o-y. Cash flow position in 2009 was stronger than 2008 from sustained operating cash flow and controlled CAPEX. AIS generated operating cash flow before change in net working capital at Bt47.2bn, relatively flat compared to Bt47.8bn in 2008. CAPEX in 2009 decreased to Bt9.9bn from Bt12.6bn, a 21.2% y-o-y decline, due to conservative investment theme and demand-matching capacity and coverage. The Company issued a Bt7.5bn debenture in 1Q09 with average interest cost of 4.4% which was used to refinance the three debentures retired in 2009 consisting of AIS093A of Bt2.45bn at interest cost of 6.25%, AIS093B of Bt750m at interest cost of 4.85%, and AIS099A of Bt3.427bn at interest cost of 5.8%.

Source and use of fund: FY09

FY09			Bt. Million
Source of Fund		Use of Fund	
Operating CF before change in working capital	47,225	CAPEX & Fixed assets	9,915
Proceed from LT borrowing	8,535	Dividend payment	18,709
Interest received	310	Finance cost paid	1,984
Sale of property and equipment	21	Changes in working capital	6,312
Share capital and share premium	296	Repayment of LT borrowing	7,199
		Investment (fixed deposit)	3,008
		Cash increase	9,260
Total	**56,388**	**Total**	**56,388**


AIS
With you, Always

FY2010 MANAGEMENT OUTLOOK & STRATEGY

Free cash flow (EBITDA – CAPEX)	+12% y-o-y
Service revenue	+3% excluding interconnection revenue
EBITDA margin	44%
Capex	Bt6.2bn cash capex (including 3G on 900MHz)

Telecom industry in FY2010 will see positive 3% growth following economic recovery domestically and globally. Domestic usage is expected to improve as consumption slightly recovers while agricultural sector will again this year, similar to 2008, see a positive turn from rising farm prices which will also increase the spending from the upcountry market. International roaming traffic, majority of which comes from foreign roamers, is also expected to increase as tourist forecast rises. International call however will experience a more aggressive pricing pressure as already been witnessed during the 4Q09.

Data service becomes a key growth driver while voice growth remains stagnant. Overall penetration will be over 100% with market net additional subscribers of 3-4m for 2010. With merely 5% subscriber growth, competition on voice market is hence expected to be relatively benign. Market of data or non-voice service has shown its potential rising demand particularly for personal mobile internet connectivity. Data revenue is expected to grow 20% y-o-y from increasing number of active subscribers as well as higher usage per subscriber. Key drivers are the trend of online/mobile social networking as well as the limited availability of landline internet access.

Company expects to grow free cash flow by 12% y-o-y due to lower capex to 6.2bn from 9.9bn in FY09. Majority of cost efficiency programs has already been implemented since 2008-09, hence further cost cutting would be relatively minimal. Only certain areas such as cost of refill cards can be further reduced as we move to refill-on-mobile. In addition, to support the potential growth on data service, certain network operating expenses will also be required. Net interconnection revenue is also expected in a range of 400-700m, lower than 2009 level. As a result, consolidated EBITDA margin is expected to be 44%.

Handset sales are expected to be flat despite of improving consumer demand as competition on market for low-end handset has heightened. Sales strategy will move to focus on smart phones and mobile data aircard which produce better margin. Handset business remains as a vital part to support overall strategy for AIS on growing mobile service and to support the future launch of 3G service.

3G license timeline remains uncertain as the authority of the National Telecommunications Commission (NTC) is the overhang issue. In the meantime, AIS is seeking an alternative to provide customers an experience on 3G by launching commercially 3G on the existing 900MHz frequency in a few key areas such as two major shopping complex in Bangkok, and other key provincial cities like Chiang Mai, Chonburi, and Hua Hin. These will keep AIS brand equity as market leader committing to bring new technology to the consumers.

Capital management will only be considered once the Company has a clearer view on the timeline of the potential 3G license on 2.1GHz which would affect the long-term capex plan and cash needs. At present, the Company's dividend policy is to pay no less than 40% of net profit given the Company can maintain its credit rating from TRIS at AA.



FINANCIAL SUMMARY

P&L summary	4Q08	3Q09	4Q09	y-o-y	q-o-q
Service revenue	24,077	23,381	24,612	2.2%	5.3%
Sales revenue	2,194	1,590	1,372	-37.5%	-13.7%
Total revenue	**26,270**	**24,970**	**25,983**	**-1.1%**	**4.1%**
Cost of service	(10,145)	(9,958)	(10,214)	0.7%	2.6%
Revenue sharing	(4,823)	(4,881)	(5,149)	6.7%	5.5%
Cost of Sales	(2,198)	(1,459)	(1,151)	-47.7%	-21.1%
Gross Profit	**9,104**	**8,673**	**9,470**	**4.0%**	**9.2%**
SG&A	(3,249)	(2,339)	(2,993)	-7.9%	27.9%
EBITDA	**10,643**	**11,432**	**11,520**	**8.2%**	**0.8%**
EBT	2,118	5,991	5,679	168.1%	-5.2%
Net Income	**420**	**4,184**	**4,106**	**877.3%**	**-1.9%**

P&L summary	2008	2009	y-o-y
Service revenue	99,586	95,812	-3.8%
Sales revenue	11,206	6,639	-40.8%
Total revenue	**110,792**	**102,451**	**-7.5%**
Cost of service	(41,484)	(40,258)	-3.0%
Revenue sharing	(20,021)	(19,861)	-0.8%
Cost of Sales	(10,534)	(6,197)	-41.2%
Gross Profit	**38,753**	**36,136**	**-6.8%**
SG&A	(11,054)	(10,134)	-8.3%
EBITDA	**46,463**	**45,892**	**-1.2%**
EBT	24,846	24,207	-2.6%
Net Income	**16,409**	**17,055**	**3.9%**

Breakdown – Service revenue	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09
Postpaid – voice	23.5%	23.5%	21.5%	19.3%	17.7%	18.3%	18.0%	18.5%	17.9%	18.3%	18.1%	16.6%
Prepaid – voice	56.3%	57.6%	59.1%	59.5%	58.5%	59.1%	58.6%	57.9%	57.2%	58.2%	56.7%	55.5%
Postpaid – data	4.6%	4.3%	4.5%	4.8%	5.2%	4.9%	5.4%	6.3%	6.8%	6.7%	7.6%	8.8%
Prepaid – data	6.3%	6.2%	6.6%	6.9%	7.3%	7.7%	8.1%	8.2%	8.6%	9.1%	9.7%	10.0%
International roaming	5.2%	4.2%	4.4%	5.1%	5.4%	4.5%	4.4%	3.4%	4.0%	2.7%	2.9%	4.1%
Others (IDD, other fees)	4.1%	4.2%	3.9%	4.4%	5.9%	5.5%	5.5%	5.7%	5.5%	5.0%	4.9%	5.0%
Sales revenue												
Handset	93.7%	93.4%	94.7%	95.2%	95.0%	95.8%	95.9%	94.5%	94.0%	92.3%	91.0%	89.8%
SIM	6.3%	6.6%	5.3%	4.8%	5.0%	4.2%	4.1%	5.5%	6.0%	7.7%	9.0%	10.2%
Breakdown – Cost of service												
Amortisation	67.3%	68.4%	68.7%	69.2%	68.8%	69.0%	68.5%	68.8%	69.4%	70.5%	72.9%	70.7%
Base station	9.6%	9.8%	9.3%	9.2%	9.6%	9.8%	9.4%	9.7%	9.8%	10.1%	9.9%	9.6%
Maintenance	8.0%	7.3%	7.8%	7.6%	6.7%	6.7%	7.6%	7.0%	6.5%	5.2%	4.9%	4.1%
Others	15.1%	14.5%	14.2%	14.0%	14.9%	14.5%	14.5%	14.5%	14.3%	14.2%	12.3%	15.6%
Cost of sales												
Handset	98.2%	97.1%	96.9%	97.6%	97.6%	97.2%	97.5%	96.2%	96.6%	96.0%	96.6%	95.9%
SIM	1.8%	2.9%	3.1%	2.4%	2.4%	2.8%	2.5%	3.8%	3.4%	4.0%	3.4%	4.1%

Balance Sheet summary	2008	2009
Current Assets	26,896	33,571
Fixed Assets	81,189	69,715
Total Assets	128,081	125,026
Total Liabilities	54,646	53,215
Retained Earnings	47,755	46,146
Total Equities	73,436	71,811

Key Ratios	2008	2009
EBITDA Margin	41.9%	44.8%
Interest Coverage (x)	17.1	14.0
DSCR (x)	3.8	13.7
Net Debt / EBITDA (x)	0.39	0.23
Net debt to Equity (x)	0.25	0.15
Total Liabilities to Equity (x)	0.74	0.74
Free cash flow to EV (%)	10.4%	10.7%
ROE (%)	22.0%	23.5%

OPERATIONAL DATA

Subscribers	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09
GSM Advance	2,243,100	2,260,300	2,410,400	2,534,200	2,586,300	2,672,200	2,755,600	2,835,800
GSM 1800	81,400	79,700	78,600	77,800	76,900	78,300	79,000	78,900
Postpaid	2,324,500	2,340,000	2,489,000	2,612,000	2,663,200	2,750,500	2,834,600	2,914,700
Prepaid	22,762,800	23,624,700	24,285,600	24,698,200	24,918,600	25,151,500	25,447,700	25,858,200
Total subscribers	25,087,300	25,964,700	26,774,600	27,310,200	27,581,800	27,902,000	28,282,300	28,772,900
Net additions								
Postpaid	38,600	15,500	149,000	123,000	51,200	87,300	84,100	80,100
Prepaid	943,300	861,900	660,900	412,600	220,400	232,900	296,200	410,500
Total net additions	981,900	877,400	809,900	535,600	271,600	320,200	380,300	490,600
Churn rate (%)								
Postpaid	1.9%	1.9%	1.7%	2.0%	2.0%	2.0%	2.2%	2.2%
Prepaid	4.4%	4.5%	5.1%	5.2%	4.8%	4.9%	5.0%	5.2%
Blended	4.2%	4.3%	4.8%	4.9%	4.6%	4.7%	4.8%	4.9%
Subscriber market share								
Postpaid	41%	41%	41%	40%	41%	41%	42%	N/A
Prepaid	46%	46%	45%	45%	44%	44%	44%	N/A
Total	46%	45%	45%	44%	44%	44%	44%	N/A
ARPU excl. IC (Bt)								
GSM Advance	757	743	711	695	678	645	641	660
GSM 1800	729	713	676	666	636	631	622	623
Postpaid	756	742	709	695	677	645	640	659
Prepaid	231	218	206	193	195	188	184	192
Blended	280	266	252	241	241	232	229	239
ARPU incl. net IC (Bt)								
GSM Advance	707	688	661	647	634	605	600	619
GSM 1800	729	692	657	649	620	615	605	604
Postpaid	708	688	661	647	634	605	600	619
Prepaid	237	224	214	203	203	196	191	198
Blended	282	267	255	245	244	236	232	240
MOU (minutes: billable outgoing								
GSM Advance	594	574	550	546	533	529	522	535
GSM 1800	476	472	473	487	480	470	469	492
Postpaid	589	570	548	544	531	527	521	534
Prepaid	260	266	262	242	243	239	240	255
Blended	290	294	288	270	271	267	268	283
Traffic								
% outgoing to total minute	48%	49%	49%	49%	48%	48%	48%	49%
% on-net to total outgoing	71%	73%	75%	76%	77%	78%	79%	79%


AIS
With you, Always

QUARTERLY REVIEW OF TARIFF PLANS (Exclude VAT)

Prepaid plans

Freedom SIM
- SIM price: Bt99, validity: Bt200 for 30 days
- Subscriber can choose only 1 out of 3 options:
  1. **Boo Lim** Make a call at normal rate, when call reach bt5/day get half rate for next call within that day;
     Call within AIS network: Bt0.50/minute (from normal rate at bt1/minute)
     Call to other networks: Bt0.75/minute (from normal rate at bt1.50/minute)
  2. **12Hrs Super Save**
     Call within AIS between 10pm-10am: Bt0.15/minute
     Call within AIS between 10am-10pm and other networks: Bt1/minute
  3. **X2 Super Save**
     Call within AIS between 11pm-5pm: Bt0.55/minute,
     Call within AIS between 5pm-11pm and other networks: Bt1/minute

Hero
- Monthly fee: Bt30 for 30 days validity
- *Call to all network: bt3 for the first 5 minutes* (*bt3 for 1st minute, 2nd to 5th minute are free*), bt1 per minute thereafter

Get Jobs
- Monthly fee: Bt59, validity: Bt300 for 30 days
- Call within AIS between 11pm-5pm: Bt1.50/call,
  Call within AIS between 5pm-11pm and call to other networks: Bt3 for the first minute, Bt0.50/minute thereafter

5 Friends
- Validity: Bt300 for 30 days

For on-net
- Call to 5 AIS numbers: Bt0.50/minute,
- Others: Bt1.50/minute

For off-net
- Bt1.75/minute

NET SIM
- Validity: Bt100 for 30 days
- Free GPRS 30 Hrs., Bt1/minute for exceed minutes
- Call charge Bt1.25/minute

BlackBerry One day/BlackBerry Unlimited (on top package)
- Monthly fee: Bt30/Bt650
- Unlimited GPRS 1 day/30 days

BlackBerry Chat + FaceBook/ BlackBerry Chat + Email (on top package)
- Monthly fee: Bt300
- Unlimited BlackBerry Chat and FaceBook or
- Unlimited BlackBerry Chat and Email

Postpaid plans

Basic 200/400/600
- Monthly fee: Bt200/400/600
- Free call 200/400/600 minutes, Bt.1.50/minute to all networks

NET SIM 99/149/399/500/999
- Monthly fee: Bt99/149/399/500/999
- Free GPRS 30/50/140/250/Unlimited Hrs., Bt1/minute for exceed minutes
- Call charge Bt1.25/minute

BlackBerry SIM
- Monthly fee: Bt650
- Unlimited GPRS, Bt0.1/KB for exceed usage,
- Call Charge Bt1.25/minute

BlackBerry Chat + FaceBook/BlackBerry Chat + Email (on top package)
- Monthly fee: Bt300
- Unlimited BlackBerry Chat and FaceBook/ Unlimited BlackBerry Chat and Email

BlackBerry 400/Unlimited (on top package
- Monthly fee: Bt400/650
- Free GPRS 10MB/Unlimited, Bt0.1/KB for exceed usage


AIS
With you, Always

ARPU DEFINITION

In accordance with the international practice, we have adjusted ARPU disclosure to better reflect all revenues generated from the mobile network. We believe the new definition should provide a more transparent representation of our reported service revenue and maintain the conservative approach of recognizing revenue on the net basis. The revenue items included in the calculation of ARPU figures are based on consolidated revenue according to the Thai accounting standard. The ARPU definition is outlined accordingly.

	ARPU exclude IC	ARPU include IC
Definition	Consolidated service revenue exclude international call revenue from AIN and interconnection revenue divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue (beg.sub + end.sub) / 2	Consolidated service revenue exclude international call revenue from AIN divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue + Net IC revenue (beg.sub + end.sub) / 2
Revenue composition	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☐ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☑ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission

From 1Q08 onward, disclosure of ARPU is based on new definition (net all-in) only. Disclosure of "ARPU net voice + value-added service" is discontinued

Glossary of terms and definitions

Operational data

Subscriber	Number of registered SIM at ending period whose status is not defined as churn
Postpaid churn	Subscribers whose payment status is overdue more than 45 days from due date
Prepaid churn	Subscribers who do not make a refill within 37 days after validity expires
Net additions	Change of number of subscribers and ending period from the beginning period
ARPU excl. IC	Consolidated service revenue exclude international call revenue from AIN divided by average of subscriber at the beginning and ending period. It includes voice revenue, value-added services, international roaming, international call and other revenues such as national roaming, broadband and transmission
ARPU incl. IC	Including net interconnection (IC revenue – IC cost)
MOU	Number of billed outgoing minutes generated from voice call including international call usage and SMS divided by average subscriber
Churn rate	Number of subscriber disconnections in the period divided by the sum of gross new subscribers in the period and the subscribers at the beginning period
Non-voice (data)	Includes all non-voice services e.g. SMS, MMS, GPRS, ring-back tone, infotainment and data transmission; exclude call management service e.g. call forward, conference call, call divert

Financial data

EBITDA margin	Operating profit before depreciation, amortization, and allowance for impairment as a percentage to total revenue
Interest Coverage	Operating profit for the period divided by Interest expense for the period
DSCR	Debt service coverage ratio calculated from EBITDA after tax divided by repayment of short-term borrowings and current portion of long-term borrowings and debentures and interest paid for the period
Net Debt / EBITDA	Short-tem and long-term interest-bearing debts minus cash divided by EBITDA
Net Debt / Equity	Short-tem and long-term interest-bearing debts minus cash divided by total shareholder's equity at ending period
Interest-bearing Debt to Equity	Short-tem and long-term interest-bearing debts divided by total shareholder's equity at ending period
Total Liabilities to Equity	Total liabilities at ending period divided by total shareholder's equity at ending period
Debt Ratio	Total liabilities at ending period divided by total assets at ending period
Free cash flow to EV	(EBITDA – capex – tax) / (market capitalization + book value of net debt)
Free cash flow (FCF)	Up to 2009 FCF = Operating Cash Flow after Working Capital – CAPEX; From 2010 onward, FCF = EBITDA – CAPEX



February 22, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 008/2010**

  Subject: Opportunity for shareholders to submit questions in advance for the 2010 AGM

  Date: February 22, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
February 22, 2010

SH 008/2010

February 22, 2010

Subject: Opportunity for shareholders to submit questions in advance for the 2010 AGM

To: The President
The Stock Exchange of Thailand

Shin Corporation Plc ("the Company") would like to inform you that it has provided an opportunity for shareholders to submit questions in advance for the 2010 Annual General Meeting of Shareholders through the Company's website at www.shincorp.com, by facsimile at 02-299-5140 or through the company secretary at Shin Corporation Plc, Shinawatra Tower 1,13th Floor, 414 Phahonyothin Road, Samsennai, Phayathai, Bangkok 10400.

The shareholders can submit their questions in advance from now until March 31, 2010.

